Tempo Offices, Unit B9,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 6313 3975
Fax: + 618 6270 6339
Email: invest@missionnewenergy.com

2 September 2014

ASX ANNOUNCEMENT

Mission NewEnergy Ltd Reports Audited Year End Financial Results

The Company is pleased to present the Audited Financial Report for the year ended 30 June 2014.

-	Announcement Ends –
-

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:

James Garton

Phone: +61 438 657 057

Email: james@missionnewenergy.com

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Mission NewEnergy Limited

Financial Report for the Year Ended

30 June 2014

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Directors Report
1.	DIRECTORS DETAILS	3
2.	MEETINGS OF DIRECTORS	9
3.	INSURANCE PREMIUM PAID FOR DIRECTORS AND OFFICERS	9
4.	UNISSUED SHARES UNDER OPTION	9
6.	REMUNERATION REPORT	10
7.	PRINCIPAL ACTIVITIES	17
8.	OPERATING AND FINANCIAL REVIEW	17
9.	REVIEW OF OPERATIONS	17
10.	FINANCIAL POSITION	19
11.	DIVIDENDS PAID OR RECOMMENDED	19
12.	EVENTS SUBSEQUENT TO REPORTING DATE	20
13.	SIGNIFICANT CHANGES IN STATE OF AFFAIRS	20
14.	LIKELY DEVELOPMENTS, PROSPECTS AND BUSINESS STRATEGIES	20
15.	PROCEEDINGS ON BEHALF OF THE COMPANY	20
16.	NON AUDIT SERVICES	21
17.	ENVIRONMENTAL REGULATIONS	21
18.	THE LEAD AUDITOR’S INDEPENDENCE DECLARATION	21
19.	AUDITORS INDEPENDENCE DECLARATION	22
20.	FINANCIAL STATEMENTS	23
21.	CORPORATE GOVERNANCE REPORT	88

2

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

DIRECTORS’ REPORT

Your directors present their report on the company and its controlled entities for the year ended 30 June 2014.

1.	Directors’ details

The names of Directors’ in office at any time during or since the end of the year are:

Mr Dario Amara	—	Chairman (Independent Non-executive)
Retired 1 July 2014.

Qualifications	—	Bachelor of Engineering with Distinction (Curtin University of Technology).
Fellow of the Institution of Engineers Australia.
Chartered Professional Engineer.

Experience	—

Mr Amara is a construction and engineering executive with extensive industry experience and networks gained over 33 plus years in the Australian and international markets, spanning the infrastructure, industrial and property sectors.

He has successfully operated as CEO for over16 years with: John Holland Asia Limited, GRDMINPROC Limited (now part of AMEC plc), Emerson Stewart Group Limited which he founded and listed on the ASX within 30 months of launching and more recently as CEO of the POSCO-BGC E&C Joint Venture, an initiative to capture Billion Dollar plus resources projects.

Concurrent with his executive leadership roles he has successfully served as a Project Director or as Project Board Chairman on large and complex projects delivered by a variety of commercial models.

In addition and on a pro bono basis over 22 years has served on several arts and cultural boards as Chairman and currently serves on the Murdoch University Art Collection Board.
He is a Civil Engineer with a Bachelor of Engineering (Distinction), a Fellow of the Institute of Engineers Australia, a Chartered Professional Engineer, on the National Professional Engineers register and a registered Building Practitioner and Contractor (Western Australia).

Special Responsibilities	—	Mr Amara served as a member of the Audit and Risk Management Committee and Chairman of the Nomination and Remuneration Committee.

3

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Directorships held in other listed entities	—	Current Director of Austal Limited (since 16 August 2005). Director of OTOC Ltd until 30 November 2012.

Datuk Mohamed Zain Bin Mohamed Yusuf		Director (Independent Non-executive)

Qualifications	—	Bachelor of Economics (Hons.) (University of Western Australia)

Experience	—	Datuk Zain has over 25 years experience in Shell Malaysia. From 1986 to 1988, he was seconded to Shell International, United Kingdom and worked as Marketing Consultant in Shell UK and Shell Caribbean. Upon his return to Malaysia, he was made Marketing Director of Shell Malaysia. He subsequently served on the Board of Directors of Shell Group Malaysia as Executive Director, with responsibility over a total of 18 group subsidiaries involved in both the upstream and downstream petrochemical business.
Datuk Zain is a Director of WSA Group of Companies and Chairman of Malacca Securities Sdn Bhd, past chairman of the Malaysian Australia Business Council and served as a Director of Airod Sdn Bhd, NADI Bhd, Faber Group Bhd, PJ Bumi Bhd and as chairman of Confoil (Malaysia) Bhd, a Malaysian - Australian joint venture company in Malaysia.
Board member since 24 January 2006.
Appointed Chairman on 1 July 2014.

Special Responsibilities	—	Datuk Zain is Chairman of the Audit and Risk Management Committee from 25 June 2009 and a member of the Nomination and Remuneration Committee.

Directorships held in other listed entities	—	Chairman of Malacca Securities Sdn Bhd (since November 2000),resigned as a Director from Faber Group Bhd in May 2013.

Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor		Director (Independent Non-executive)

Qualifications	—	Master of Science in Engineering Business Management (University of Warwick, U.K)

Experience	—	Tan Sri Anwar made history in April 2005 when he became the first naval chief in the Malaysian Armed Forces (MAF) to ascend to its highest military office of the Chief of Defence Force, commanding workforce strength of nearly 130,000. With nearly 40 years of military experience with the Royal Malaysian Navy (RMN) and MAF, he has acquired a massive portfolio of achievements.

4

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

His outstanding performance extends to the academic arena as well inclusive of stints at the Naval Staff College (Rhode Island, USA), Navigation and Direction Course and Principal Warfare Officers Course (HMS DRYAD, United Kingdom). He also holds a Master of Science in Engineering Business Management from the University of Warwick, United Kingdom. Tan Sri Anwar has received numerous commendations, awards and accolades in recognition of his talents, and was bestowed the Panglima Mangku Negara (PMN), which carries the title of Tan Sri, by His Majesty the Yang Di- Pertuan Agong (the King of Malaysia). He has also received distinguished medals from foreign governments such as the Ordre National De La Legion D'Honneur from France and the Command of the Legion of Merit from the US.
Board member since 25 June 2009.

Special Responsibilities	—	Nil

Directorships held in other listed entities	—	Chairman of the armed forces fund.

Mr Arun Bhatnagar		Director (Independent Non-executive)
Resigned on 28 February 2014.

Qualifications	—	Honours Degree in Economics (St. Stephen’s College, Delhi).
Joined the Indian Administrative Service (IAS) in 1966.

Experience	—	Up to 2009, Mr Bhatnagar was Chairman of the Government of India owned Television and Radio Broadcaster (Prasar Bharti) at New Delhi.
Earlier, he was Secretary, National Advisory Council, New Delhi
During his long tenure with the Government of India, Mr Bhatnagar served as head (or in very senior positions) in various Ministries, such as Energy, Rural Development, Food and Public Distribution and Personnel and Training. He worked as Minister (Economic) in the Indian High Commission in the U.K. (London) between 1994- 96.

5

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

He has served in key positions in the State Government at Bhopal (Madhya Pradesh).
Board Member from 25 June 2009 to 28 February 2014.

Special Responsibilities	—	Nil

Directorships held in other listed entities	—	Nil

Mr Peter Torre		Director (Independent Non-executive)
Retired on 1 July 2014.

Qualifications	—	Bachelor of Business, Chartered Accountant, an Associate of the Governance Institute of Australia and a Chartered Secretary and a member of the Institute of Company Directors.

Experience	—	Mr. Torre is the principal of the corporate advisory firm Torre Corporate which provides corporate secretarial services to a range of listed companies. Prior to establishing Torre Corporate, Mr Torre was a partner and Chairman of the National Corporate Services Committee of an internationally affiliated firm of Chartered Accountants working within its corporate services division for over nine years. Mr. Torre is the Company secretary of several ASX-listed companies, a Director of Mineral Commodities Limited and is one of the founding Directors of the charity organisation, “A Better Life Foundation WA”.
Board member from 29 September 2010 to 1 July 2014.

Special Responsibilities	—	NIL

Directorships held in other listed entities	—	Neo Resources Limited (resigned September 2013)
Mineral Commodities Limited

Mr Nathan Mahalingam		Managing Director/Group Chief Executive Officer (Executive)

Qualifications	—	Bachelor of Economics (Hons.) (University of Malaya) and MBA (Murdoch University, Western Australia).

6

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Experience	—	Mr Mahalingam has over 25 years of management experience in banking and finance, heavy industries and infrastructure development. He has successfully implemented numerous start-up manufacturing operations in Malaysia during his tenure of service with a large Malaysian conglomerate. Between 1995 and 2000, he served as project director in the Westport Group, developers of one of Malaysia's largest privatised port and transhipment facility. Board member since incorporation of the Company (17 November 2005).

Performance Rights		Nil

Special Responsibilities	—	Managing Director/Group Chief Executive Officer of the company.

Directorships held in other listed entities	—	Nil

Mr Guy Burnett		Finance Director/Chief Financial Officer (Executive) and Company Secretary.

Qualifications	—	Member of the Institute of Chartered Accountants Australia

Experience	—	Mr Burnett, a Chartered Accountant, has had an impressive career as a Finance Professional in several large corporations. He first started work as a CA trainee and Audit manager in 1989 after completing a Bachelor of Commerce-Accounting degree at the University of Natal in South Africa. In mid 1996, Mr Burnett joined Umgeni Water, a large corporatised water utility in South Africa, as its Financial Accountant. He was promoted to the position of Financial Controller in mid 1999. He left Umgeni in 2004 to migrate to Western Australia with his family.
Prior to joining the Company Mr Burnett was Manager: Corporate Accounting & Tax with Western Power. Prior to this Mr Burnett worked as Acting Financial Accountant for Water Corporation and served as a Manager with KPMG where he played a key role in assisting KPMG's clients in rolling out their IFRS accounting implementations. Mr Burnett has also served on the Board of the Sorrento Surf Life Saving Club.
Board member since 6 April 2009.

Directorships held in other listed entities	—	Nil

7

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Mr James Garton		Executive Director – Corporate Finance

Qualifications	—	Bachelor of Business Administration - Finance, Bachelor of Science – Economics and Master of Applied Finance

Experience	—	Mr. Garton has over 15 years experience in corporate finance, working in investment banking. Prior to his current role, James was has been Head of Corporate Finance and Mergers and Acquisitions for Mission since 2008. Mr. Garton joined Mission NewEnergy from U.S. investment bank, FBR Capital Markets, where he was Vice President, Investment Banking. Prior to FBR Capital Markets, he worked in corporate finance and equity capital markets with Australian firm BBY Limited. Before BBY, Mr. Garton worked in private equity with the Australian advisory firm Investment Capital Limited.

Board member since 1 July 2014.

Special Responsibilities	—	Nil

Directorships held in other listed entities	—	Nil

8

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

2.	Meetings of Directors

During the financial year, 10 meetings of Directors (including Board sub committees) were held.

Attendance by each Director during the year were as follows:

			Committee Meetings
			Audit & Risk		Nomination &
			Management		Remuneration
	Directors’ Meetings		Committee		Committee
	A	B	A	B	A	B
Mr Dario Amara	4	4	4	4	2	2

Datuk Mohamed Zain Bin Mohamed Yusuf	4	4	4	4	2	2

Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	4	4	4	4	2	2

Arun Bhatnagar	3	3	3	3	1	1

Mr Nathan Mahalingam	4	4	-	-	-	-

Mr Guy Burnett	4	4	-	-	-	-

Mr Peter Torre	4	4	4	4	2	2

A	Number eligible to attend	B	Number attended

3.	Insurance premium paid for Directors and Officers

The Company has paid an insurance premium in respect of a contract insuring each of the Directors of the Company named earlier in this report and the executive officers of the Company against liabilities and expenses, to the extent permitted by law, arising from claims made against them in their capacity as Directors and officers of the Company, other than conduct involving a wilful breach of duty in relation to the Company. Due to confidentiality clauses contained in the insurance policy the Limit of Liability and Premium paid has not been disclosed.

4.	Unissued Shares under option

There are no unissued ordinary shares of Mission NewEnergy Ltd under option at the date of this report.

9

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

5.	Unissued shares pursuant to a Convertible Note

At 30 June 2014 the Company has 390,520 Convertible notes that can be converted into 169,095,160 ordinary shares at the terms specified in Note 22 of this financial report.

6.	Remuneration Report

(Audited)

This report details the nature and amount of remuneration for each Director of Mission NewEnergy Limited and for the key management personnel.

Remuneration policy

The remuneration policy of Mission NewEnergy Limited is twofold:

•	To create a remuneration structure that will allow Mission NewEnergy to attract, reward and retain qualified Executives and Non-Executive Directors who will lead Mission NewEnergy in achieving its strategic objectives,

•	To provide and motivate the Executives and Non-Executive Directors with a balanced and competitive remuneration.

The specific objectives of the Executive Remuneration Policy are as follows:

•	To motivate executive management to manage and lead the business successfully and to drive strong long-term organisational growth in line with the Group’s strategy and business objectives,

•	To drive successful organisational performance by incorporating an annual performance incentive and establish longer-term performance objectives,

•	To further drive longer-term organisational performance through an equity-based reward structure,

•	To make sure that there is transparency and fairness in executive remuneration policy and practices,

•	To deliver a balanced solution addressing all elements of total pay [base-pay, incentive pay (cash and equity) and benefits],

•	To make sure appropriate superannuation arrangements are in place for executives, and

•	To contribute to appropriate attraction and retention strategies for executives.

The	specific objectives of the Non-Executive Director remuneration policy are as follows:

•	To attract and retain appropriately qualified and experienced Directors,

•	To remunerate Directors fairly having regard to their responsibilities, including providing leadership and guidance to management,

•	To build sustainable shareholder value by encouraging a longer-term strategic perspective, by not linking fees to the results of the Mission NewEnergy Group of Companies,

•	The Non-Executive Directors do not receive performance based pay, and

•	The maximum annual aggregate director’s fee pool limit is $500,000 and was approved by shareholders at a general meeting on 19 October 2009.

10

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Base fees (excluding superannuation)	1 July 2013 to 30 June 2014	1 July 2012 to 30 June 2013
Chairman	75,000	75,000
Deputy chairman	56,250	56,250
Non-executive Board member	37,500	37,500
Chairman of the Audit and Risk Committee	NIL	NIL
Chairman of the Nomination and Remuneration Committee	NIL	NIL

The Board of Mission NewEnergy Limited believes the remuneration policy to be appropriate and effective in its ability to attract and retain the best executives and Directors to run and manage the Group, as well as create goal congruence between Directors, executives and shareholders.

The Board’s policy for determining the nature and amount of remuneration for board members and senior executives of the Group is as follows:

Remuneration Governance

The remuneration policy, setting the terms and conditions for the Executive Directors and other senior executives, was developed by the Nomination and Remuneration Committee and approved by the Board.

All executives are entitled to receive a base salary (which is based on factors such as length of service and experience), superannuation, fringe benefits, options and performance incentives.

The Nomination and Remuneration Committee review the executive packages annually by reference to the Group’s performance, executive performance and comparable information from industry sectors.

The Directors and executives receive a superannuation guarantee contribution (or equivalent) required by the relevant government authority and do not receive any other retirement benefits.

All remuneration paid to Directors and executives is valued at the cost to the Company and expensed. Shares given to Directors and executives are valued as the difference between the market price of those shares and the amount paid by the Director or executive. Options are valued using an appropriate option pricing methodology.

11

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

In considering the Group’s performance and benefits for shareholder wealth, the Board have regard to the following indices in respect of the current financial year and the previous four financial years:

	2014	2013	2012	2011	2010

Revenue ($000)	9,684	8,413	38,202	16,426	16,460

PBIT before discontinued operations ($000)	(609)	10,774	(3,427)	(21,225)	(97,771)

Profit/(loss) after income tax ($000)	(1,077)	10,043	(6,130)	(21,670)	(97,800)

Basic earnings/(loss) per share ($)	(0.08)	0.96	(0.69)	(3.50)	(20.76)

Dividends	-	-	-	-	-

Net profit/(loss) ($000)	(1,077)	10,043	(6,130)	(21,670)	(97,800)

Share price ($)	0.008	0.005	0.15	4.9	13.001

Current executive remuneration does not have a performance element included, however the Company does have a retention plan, which is discussed in detail below.

The board policy is to remunerate non-executive Directors at market rates for time, commitment and responsibilities. The Nomination and Remuneration Committee determines payments to the Non-Executive Directors and reviews their remuneration annually, based on market practice, duties and accountability. Independent external advice was not sought during the financial year. The maximum aggregate amount of fees that can be paid to non-executive Directors is subject to approval by shareholders at the Annual General Meeting and is allocated to each non-executive Director based on responsibility, which include the Chairman of the Board, Chairman of the Audit and Risk Committee and Chairman of the Nomination and Remuneration Committee. Fees for non-executive Directors are not linked to the performance of the Group.

Key Management Personnel

The Company has defined the following classes of people as key management personnel:

•	Non-executive Directors
•	Executive Directors
•	Management reporting directly to the Group Chief Executive Officer

1 2011, 2009 and 2008 have been adjusted by the 50:1 share consolidation that took place in April 2011.

12

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Details of remuneration for the year ended June 2014

The remuneration for the key management personnel of the group during the year was as follows:

2014	Salary	Non-cash Benefits	Short term Bonus	Share based payments	Post employment Super Contribution	Total	Proportion of remuneration performance related	Value of options and performance shares as a proportion of remuneration
	$	$	$	$	$	$	%	%
Non-Executive Directors
Mr Dario Amara[2]	75,000	-	-	-	6,906	81,906	-	-
Datuk Zain Yusuf	56,250	-	-	-	867	57,117	-	-
Mr. Peter Torre[3]	40,875	-	-	-	-	40,875	-	-
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	37,500	-	-	-	607	38,107	-	-
Mr Arun Bhatnagar[4]	25,000	-	-	-	-	25,000	-	-
Total Non-executive Directors	234,625	-	-	-	8,380	243,005	-	-
Mr Nathan Mahalingam	292,415	-	-	-	-	292,415	-	-
Mr Guy Burnett	218,000	2,000	-	-	20,257	240,257	-	-
Total Executive Directors	510,415	2,000	-	-	20,257	532,672	-	-

Key management personnel
Mr Samsudeen Ganny[5]	120,608	-	105,000	-	14,681	240,289	43.7%	-
Mr James Garton (Group Head of Corporate Finance)[6]	200,000	-	-	-	18,500	218,500	-	-
TOTAL KEY MANAGEMENT PERSONNEL	1,065,648	2,000	105,000	-	61,818	1,234,466	-	-

2Mr. Amara retired on 1 July 2014.

3Mr. Torre retired on 1 July 2014.

4Mr. Bhatnagar resigned on 28 February 2014.

5Mr Ganny resigned from the group on 30 June 2014.

6Mr. Garton was appointed as a Director on 1 July 2014.

13

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

2013	Salary	Short term Non- cash Benefits	Share based payments	Post employment Super Contribution	Total	Proportion of remuneration performance related	Value of options and performance shares as a proportion of remuneration
	$	$	$	$	$	%	%
Non-Executive Directors						-	-
Mr Dario Amara	75,000	-	-	6,750	81,750	-	-
Datuk Zain Yusuf	56,250	-	-	506	56,756	-	-
Mr. Peter Torre	40,893	-	-	-	40,893	-	-
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	37,500	-	-	337	37,837	-	-
Mr Arun Bhatnagar	37,500	9,870	-	-	47,370	-	-
Total Non-executive Directors	247,143	9,870	-	7,593	264,606	-	-
Mr Nathan Mahalingam	287,787	-	-	-	287,787	-	-
Mr Guy Burnett	218,000	2,000	-	19,620	239,620	-	-
Total Executive Directors	505,787	2,000	-	19,620	527,407	-	-

Key management Personnel
Mr Samsudeen Ganny	113,363	-	-	12,470	125,833	-	-
Datuk Azizan Bin Abd Rahman (non-executive Director of Mission Biofuels and Biotechnologies Sdn Bhd)[7]	9,315	-	-	-	9,315	-	-
Mr James Garton (Group Head of Corporate Finance)	221,441	-	-	15,000	236,441	-	-
Mr Sinnasami Nadason (Group Plantation Advisor)[8]	19,500	-	-	-	19,500	-	-
TOTAL KEY MANAGEMENT PERSONNEL	1,116,549	11,870	-	54,683	1,183,102	-	-

There were no equity settled performance rights vested or unexercised in the most recent two years.

7Datuk Azizan Bin Abd Rahman resigned on 21 December 2012.

8Mr. Nadasan resigned when his contract expired on 31 September 2012.

14

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Employment contracts of Directors and senior executives

Non-executive Directors have no service contract with Mission NewEnergy Ltd. Their compensation for the year ended 30 June 2014 and future years is based on market-related compensation and there is no agreement by Mission NewEnergy Ltd to pay a pre-determined compensation during the year ended 30 June 2014 and future financial years. There is also no agreement by Mission NewEnergy Ltd to pay any pre-determined amounts in the event of my termination.

The employment conditions of the Group Chief Executive Officer, Chief Financial Officer and the Head of Corporate Finance are formalised in contracts of employment, which the Directors consider to be on reasonable and commercial terms.

The employment agreements contain the following terms and conditions:

•	standard leave entitlements; fixed terms of 2 years, with Mission NewEnergy able to terminate the employment prior to the expiration of the maximum term by giving 2 months’ notice and;

-	a payment equivalent to 12 months salary for the Group Chief Executive Officer and
-	a payment equivalent to 3months’ salary for the Chief Financial Officer and Head of Corporate Finance, except in the case where termination is as a result of a change in control in the business where it will be 12 months’ salary;
•	employee able to do the same by giving 2 months notice;
•	rights of summary dismissal are preserved;
•	total remuneration is subject to yearly review, but an increase is not guaranteed;

•	no provision for automatic bonus payments;

•	no probationary periods; and

•	cascading post employment restraints.

•	a retention plan was approved by the Board in April 2013 where the CEO, CFO and Head of Corporate Finance will receive, upon continued employment, at the end of June 2015 a proportion of their annual salary based on the following criteria:

Criteria	Retention plan

Sale of the 100,000 tpa refinery OR successful start-up of profitable operations	3 months’ salary

Sale of 250,000 tpa refinery OR successful start-up of profitable operations	3 months’ salary

Successful closure of the Feedstock business	2 months’ salary

Sale/settlement of PTSON for an amount greater than US$2.8m	4 months’ salary

15

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

The following table reflects the key terms of the employment agreements:

Name	Term of agreement	Base salary including superannuation	Termination benefit
Nathan Mahalingam	Terminates 30 June	A$290,000	12 months salary
Chief Executive Officer	2015

Guy Burnett	Terminates 30 June	A$240,350	3/12 months salary
Chief Financial Officer	2015		(refer to commentary above)

James Garton	Terminates 30 June	A$218,500	3/12 months salary
Head of Corporate	2015		(refer to commentary
Finance			above)

Samsudeen Ganny	Terminated 30 June 2014	MYR[9]399,600	Remaining value of
Chief Operating			contract
Officer: Refining

Ordinary shares held by key management personnel

	Balance 30/6/2012		Exercised pursuant to performance rights	Disposed	Balance 30/06/2013	Exercised pursuant to performance rights	Disposed	Balance 30/06/2014
Dario Amara	2,000		-	-	2,000	-	-	2,000
Datuk Zain Yusuf	-		-	-	-	-	-	-
Mr. Peter Torre	-		-	-	-	-	-	-
Admiral (Ret) Tan Sri Dato’ Sri Mohd Anwar bin Haji Mohd Nor	-		-	-	-	-	-	-
Mr Arun Bhatnagar	-		-	-	-	-	-	-
Nathan Mahalingam	612,956	[10]	-	-	612,956	-	-	612,956
Guy Burnett	112,001		-	-	112,001	-	-	112,001
James Garton	112,051		-	-	112,051	-	-	112,051
Samsudeen Ganny	10,000		-	-	10,000	-	-	10,000
Total	849,008		-	-	849,008	-	-	849,008

No remuneration consultants were used during the current or previous financial year.

There were no loans to or from key management personnel during the reporting periods.

Voting and comments made at the company’s 2013 Annual General Meeting Mission NewEnergy Ltd received more than 98% of “yes” votes on its remuneration report for the 2013 financial year. The company did not receive any specific feedback at the AGM on its remuneration report.

End of Audited Remuneration report.

9MYR = Malaysian Ringitt

10 Held personally and indirectly through Mission Equities Sdn Bhd, a company that Mr Mahalingam has a 34% interest in

16

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

7.	Principal Activities

The principal activities of the group during the financial year were:

•	250,000 tpa Biodiesel Plant in Malaysia

-	The 250,000tpa is under care and maintenance. Mission has referred the matter of handover and settlement with KNM Process Systems Sdn Bhd (“KNM”) to arbitration since March 2012 and the process is still ongoing.

•	Feedstock and wind power establishment in India
-	that has significantly downsized its upstream feedstock business in India and is focussed on divesting the remaining Indian assets and accordingly this segment is classified as a discontinued operation. The Indian operations have been deconsolidated from the Group financials with effect from 1 October 2013 due to an effective change in control as a result of the loan default (Refer to note 15 for further details).
•	Downstream Palm Oil Joint Venture Project
-	This venture was undertaken to establish a new downstream palm oil and oleo-chemical complex in Indonesia. The Group was in Arbitration with the joint venture partner and in July 2014, the Indonesian Arbitration Tribunal handed down its decision, and awarded Oleovest a sum of US$3.36 million. The Company is in the process of effecting the tribunal’s decision.
•	Other than the items mentioned above there were no significant changes in the nature of the principal activities during the financial year.

8.	Operating and Financial Review

Sales revenue amounted to $1,231 (2013: $169,219) and Other Income for the Group amounted to $9,682,355 (2013: $8,244,100). Net cash used in operating activities was $2,945,460 (2013: $3,714,693). The net loss of the Group amounted to $1,077,231 (2013: $10,042,733 profit).

9.	Review of Operations

Biodiesel Refining

Mission’s 100,000 tpa refinery

In April 2013, Mission entered into an agreement with Felda Global Ventures Downstream Sdn Bhd (FGVD) to sell the 100,000 tpa biodiesel refinery for U$ 11.5 million. The Company successfully completed the sale of the 100,000 tpa refinery in October 2013.

During the period, the Company’s fully owned subsidiary, Mission Biotechnologies Sdn Bhd (MBTSB) successfully defended itself against a suit filed by KNM Process Systems Sdn Bhd (KNM) in the High Court of Kuala Lumpur. In its suit, KNM as Plaintiff, sought to recover a sum of approximately A$130,000 (RM380,000) from MBTSB. However, MBTSB, in its defence acknowledged that only about A$103,000 (RM302,000) was due to KNM and simultaneously filed a counter claim amounting to approximately A$887,000 (RM2.6 million) against KNM.

17

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

The High Court of Kuala Lumpur in its judgment granted the counter claim and ordered KNM to pay MBTSB the sum of approximately A$785,000 (RM2.3 million), after setting off the RM302,000 due to KNM, with costs. This amount was promptly paid to MBTSB by KNM while submitting an appeal against the decision to the Malaysian Court of Appeal.

Subsequently in February 2014, in line with the MNEL’s Board decision, MBTSB was put into Voluntary Creditors winding up by MNEL and appointed a liquidator for this purpose. Creditors of the company ratified that the said company be wound up via Creditors Voluntary Winding up.

Mission’s 250,000 tpa refinery

The remaining 250,000 tpa refinery remains under care and maintenance. The company continues to re-evaluate its options available from its remaining refinery asset as opportunities present themselves, which may include the sale of the asset.

In November 2013 the Company entered into a Memorandum of Understanding (MoU) with Benefuel Inc., a US based technology provider who have developed and successfully validated a ground breaking and patented technology process that will allow the Company’s 250,000 tpa biodiesel refinery to be commissioned and operated using substantially lower cost feedstock. The MoU with Benefuel Inc. provides for the Parties to explore the possibility of entering into certain transactions including but not limited to licensing agreements, asset sale or a business combination transaction for the Malaysian refinery asset. The parties are looking at opportunities to set up a joint venture company in Malaysia to own and operate the biodiesel refinery together with an integrated palm plantation company.

In the matter of arbitration between Mission Biofuels Sdn Bhd and KNM, the 3party tribunal has been established and initial preliminary meetings between the tribunal and the solicitors have been held. Both the Claimant and the Respondent have submitted their statement of claims and the hearings are scheduled to commence in February 2015.

Impairment of refinery assets

The Board reviews the carrying value of its refinery asset at each reporting date. At 30 June 2014 the Company continues to impair any additions to the refinery. A further $29,336 has been impaired during the current financial year.

Jatropha Feedstock Segment and wind farm business

In April 2013, the Company announced that it had secured a loan facility agreement to meet corporate obligations and windmill operational costs in India. The lenders required that the equity in the Indian Subsidiary, Mission Biofuels India PL, be held as security with the lender to take over general management of the subsidiary during the term of loan. As at the date of this report the loan is in default and the Company is working with the lender on a settlement arrangement. If the Company is unable to negotiate a settlement, the lender has the right to enforce their collateral position being security held over all shares in the Indian subsidiary. If this right is enforced we would have no further business interests in India.

The Indian operations have been deconsolidated from the Group financials with effect from 1 October 2013 due to an effective change in control as a result of the loan default.

18

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Downstream Palm Oil Joint Venture Project

The Companies 85% owned subsidiary, Oleovest Pte Ltd had registered a request for arbitration with the Indonesian Arbitration Board (BANI) to seek compensation from the Indonesian government owned palm plantation company, PT Nusantara III (PTPN111) for breach of its material and non-material obligations under its joint venture agreement (JVA) with Oleovest. The formal hearings under the arbitration proceedings commenced during the current reporting period after the parties failed to come to an amicable settlement during mediation.

As of the date of this report, the Indonesian arbitration panel rejected the claim for compensation of approximately US$85m, in a 2-1 majority decision, awarding Mission’s subsidiary, Oleovest Pte Ltd with US$3,360,000.

The Company can provide no assurances as to the amount or the timing of receipt of this award.

Capital Markets and Funding

During the period the Company was pleased to settle $7.5 million of the convertible note debt and the working capital loan from SLW International, utilising proceeds from the sale of the 100,000 tpa refinery.

In addition, the Company successfully restructured the Series 3 Convertible Notes into Series 4 Convertible notes. The key benefit being the extension of the maturity date from May 2014 to December 2018. This achievement not only significantly defers the requirement for the group to settle the notes, but also re-classifies the note liability from a current liability to a non-current liability, thereby significantly strengthening the balance sheet. The notes now attract a coupon of 6% per annum, however the first coupon payment (accrued from 1 January 2014) is only due on 31 December 2015.

In March 2014 the Company received approval to place up to 100 million ordinary shares from shareholders. In April the Company placed 15 million ordinary shares.

At the end of April and early May 1,995,009 Warrants expired with Warrant holders electing not to exercise their option to take up ordinary shares.

10. Financial Position

The Group realised an operating loss for the year ended 30 June 2014 of $1,077,231 (2013: $10,042,733 profit), with net cash used in operating activities of $2,945,460 (2013: $3,714,693). At reporting date, the current assets less current liability surplus were $3,726,155 (2013: $10,992,228 deficit) and a net asset deficiency of $11,351,221 (2013: $12,503,920). The net asset deficiency is primarily as a result of the impairment of the majority of the refinery assets during previous financial years (refer to note 5a).

11. Dividends Paid or Recommended

No dividends have been paid or declared for payment.

19

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

12.    Events subsequent to reporting date

Other than the matters mentioned below, there have been no significant subsequent events up until the date of signing this Financial Report.

On 3 July 2014 KNM Process Systems Sdn Bhd has applied to the courts in Australia to have Mission re-instate a corporate guarantee to the contractor of the second Biodiesel plant originally placed at construction commencement. Mission has rejected this claim and instructed its solicitors to pursue all available legal avenues to protect Mission’s interest and rights.

On 21 July 2014, the Company announced that the Indonesian Arbitration tribunal, in a 2-1 majority decision, has awarded Mission’s subsidiary, Oleovest Pte Ltd, with US$3,360,000.

On 1 September 2014, the Company announced it had entered into a Joint Venture contract where the Groups 250,000 tpa refinery will be sold to the joint venture company. The Group will retain a 20% shareholding of the new joint venture company. All conditions precedent to the transaction are expected to be completed by the fourth quarter of 2014.

13.    Significant Changes in State of Affairs

There have been no significant changes to the state of affairs up to the date of signing this Financial Report.

14.    Likely developments and expected results of operations

The company is focused on maximising stakeholder value through operation or divestment of assets.

In addition to its announced interest in the new Malaysian joint venture company, the company will continue to look at other related opportunities and projects on a continued basis, which are expected to create synergies with existing projects to enhance shareholder value, including potential reverse merger opportunities.

15.    Proceedings on behalf of the Company

No person has applied for leave of Court to bring proceedings on behalf of the company or intervene in any proceedings to which the company is a party for the purpose of taking responsibility on behalf of the company for all or any part of those proceedings. The company was not a party to any such proceedings during the year.

20

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

16.    Non audit services

The Board of Directors, in accordance with advise from the audit and risk committee, is satisfied that the services disclosed below did not compromise the external auditor’s independence for the following reasons:

•	All non-audit services are reviewed and approved by the audit and risk committee prior to commencement to ensure they do not adversely affect the integrity and objectivity of the auditor, and
•	The nature of the services provided does not compromise the general principles relating to auditor independence in accordance with APES 110: Code of Ethics for professional Accountants set by the Accounting Professional and Ethics Standards Board.

The Group’s auditors have not provided other assurance or non-assurance services during the year. Refer to Note 10 for details of amounts paid to the Group’s auditors during the year.

17.    Environmental regulations

Mission NewEnergy Ltd operations are not subject to any particular or significant environmental regulation under a law of the Commonwealth or of a State or Territory in Australia.

18.    The lead auditor’s independence declaration

The lead auditor’s independence declaration, in accordance with S307C of the Corporations Act 2001 for the year ended 30 June 2014 has been received and can be found on page 22 of the Directors’ Report.

Signed in accordance with a resolution of the Board of Directors.

Nathan Mahalingam
Group Chief Executive Officer
Date: 2 September 2014

21

Tel: +61 8 6382 4600 Fax: +61 8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

DECLARATION OF INDEPENDENCE BY BRAD MCVEIGH TO THE DIRECTORS OF MISSION NEWENERGY LIMITED

As lead auditor of Mission NewEnergy Limited for the year ended 30 June 2014, I declare that, to the best of my knowledge and belief, there have been:

1.	No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

2.	No contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Mission NewEnergy Limited and the entities it controlled during the period.

Brad McVeigh

Director

BDO Audit (WA) Pty Ltd

Perth, 2 September 2014

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO (Australia) Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO (Australia) Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each State or Territory other than Tasmania.

22

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

FINANCIAL STATEMENTS
CONSOLIDATED STATEMENT OF PROFIT AND LOSS	24
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME	26
CONSOLIDATED STATEMENT OF FINANCIAL POSITION	27
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY	29
CONSOLIDATED STATEMENT OF CASH FLOWS	31
Notes to the consolidated financial statements	32
1. NATURE OF OPERATIONS AND GENERAL INFORMATION	32
2. BASIS OF PREPARATION	32
3. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES	34
4. NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED	45
5. CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS	47
6. DETERMINATION OF FAIR VALUE	49
7. SALES REVENUE	49
8. EXPENSES	50
9. INCOME TAX	51
10. AUDITORS’ REMUNERATION	52
11. EARNINGS PER SHARE	53
12. CASH AND CASH EQUIVALENTS	53
13. TRADE AND OTHER RECEIVABLES	54
14. OTHER FINANCIAL ASSETS	54
15. INVESTMENTS IN SUBSIDIARIES AND JOINTLY CONTROLLED ENTITIES	55
16. PROPERTY PLANT AND EQUIPMENT	60
17. OTHER ASSETS	62
18. TRADE AND OTHER PAYABLES	62
19. TRADE AND OTHER PAYABLES	62
20. FINANCIAL LIABILITIES	63
21. TAX	64
22. ISSUED CAPITAL	66
23. RESERVES	68
24. CAPITAL AND LEASING COMMITMENTS	69
25. CONTINGENT LIABILITIES AND CONTINGENT ASSETS	69
26. SEGMENT REPORTING	70
27. CASH FLOW INFORMATION	75
28. RELATED PARTIES	76
29. FINANCIAL INSTRUMENTS	76
30. PARENT ENTITY INFORMATION	81
31. EVENTS OCCURRING AFTER THE REPORTING PERIOD	82
32. NON-CURRENT ASSETS HELD FOR SALE AND DISCONTINUED OPERATIONS	82
33. COMPANY DETAILS	84
DIRECTORS’ DECLARATION	85
INDEPENDENT AUDIT REPORT TO MEMBERS OF MISSION NEWENERGY LIMITED	86

23

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

CONSOLIDATED STATEMENT OF PROFIT AND LOSS

FOR THE YEAR ENDED 30 JUNE 2014

	Note	2014	2013
		$	$
Sales revenue	7	1,231	169,219
Other income	7	9,682,355	8,244,100
Total revenue		9,683,586	8,413,319
Changes in Inventory		-	(356,716)
Cost of materials	8a	-	(10,966)
Director and Employee benefits expense	8b	(1,376,703)	(1,618,058)
Net foreign exchange gains/(losses)		(2,402,664)	(1,418,624)
Consultants’ expenses		(1,047)	(114,533)
Impairment	5a	(363,232)	11,493,832
Shareholder expenses		(61,577)	(108,940)
Travel expenses	8d	(172,842)	(93,291)
Rental expenses		(1,990)	(81,122)
Other expenses	8c	(1,042,388)	(1,295,640)
Depreciation and amortisation expenses		(7,412)	(6,822)
Finance Cost – amortisation	8e	(3,199,884)	(3,394,324)
Finance Costs	8f	(1,662,764)	(654,358)
Profit/(loss) before income tax		(608,917)	10,753,757
Income tax (expense)/benefit	9	-	20,020
Net profit /(loss) before non-controlling interest		(608,917)	10,773,777
Loss for the year from discontinued and deconsolidated operations	32	(485,200)	(716,894)
Profit/(Loss) for the year		(1,094,117)	10,056,883
Profit/(Loss) is attributable to:
Owners of Mission NewEnergy Ltd		(1,077,231)	10,042,733
Non-controlling interests		(16,886)	14,150
		(1,094,117)	10,056,883

24

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Earnings per share from continuing operations attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	11	(0.05)	1.03
Diluted earnings/(loss) per share (dollars)	11	(0.05)	1.03

Earnings per share from profits attributable to the ordinary equity holders of the parent:
Basic earnings/(loss) per share (dollars)	11	(0.08)	0.96
Diluted earnings/(loss) per share (dollars)	11	(0.08)	0.96

The above Consolidated Statement of Profit and Loss should be read in conjunction with the accompanying notes.

25

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2014

	2014	2013
	$	$
Profit/(Loss) for the period	(1,094,117)	10,056,883
Other comprehensive income
Items that will be realised through profit or loss:
Exchange differences on translating foreign operations	3,281,567	1,801,385
Exchange gain on deconsolidation of discontinued operation	(211,580)	-
Items that will not be reclassified through profit and loss
Net loss on settlement of Series 2 convertible note and issue of series 3 convertible note	-	(17,000)
Other comprehensive (loss)/income for the period net of tax	3,069,987	1,784,385
Total comprehensive income for the period	1,975,870	11,841,268

Attributable to non-controlling equity interests	(16,886)	14,150
Attributable to owners of the parent	1,958,984	11,855,418
Comprehensive (loss)/income from Continuing Operations	1,820,016	11,855,418

Comprehensive (loss)/income from Discontinued Operation	130,968	-

The above Consolidated Statement of Comprehensive Income should be read in conjunction with the accompanying notes.

26

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

CONSOLIDATEDSTATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2014

	Note	2014	2013
		$	$
Current Assets

Cash and cash equivalents	12	451,953	1,419,617
Trade and other receivables	13	3,549,702	3,833,373
Other financial assets	14	-	11,686
Other assets	17	-	221,917
Current tax assets	21	-	-
Total current assets		4,001,655	5,486,593
Non-current assets held for sale	32	-	14,573,623
Total current assets		4,001,655	20,060,216

Non-Current Assets
Property, plant and equipment	16	2,821	6,002
Other Assets	17	44,789	40,364
Total non-current assets		47,610	46,366
Total Assets		4,049,265	20,106,582
Current Liabilities
Trade and other payables	18	125,765	1,679,897
Financial Liabilities	20	-	27,404,273
Short-term provisions	19	149,735	136,181
		275,500	29,220,351
Liabilities included in disposal
group held for sale		-	1,832,093
Total current liabilities		275,500	31,052,444

27

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Non-Current Liabilities
Financial liabilities	20	15,124,986	1,558,058
Deferred tax liabilities	21	-	-
Total non-current liabilities		15,124,986	1,558,058
Total Liabilities		15,400,486	32,610,502
Net Assets (deficit)		(11,351,221)	(12,503,920)

Equity
Issued capital	22	110,523,197	110,415,197
Reserves	23	19,814,057	13,323,093
(Accumulated losses)		(141,617,611)	(136,188,232)
Non-controlling Interests	15	(70,864)	(53,978)
Total Equity/(Deficiency)		(11,351,221)	(12,503,920)

The above Consolidated Statement of Financial Position should be read in conjunction with the accompanying notes.

28

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2014

	Ordinary	Retained Earnings	Share	Foreign	Convertible	Non-	Total
	Share	(Accumulated	Based	Currency	Notes	controlling
	Capital	Losses)	Payments	Translation	Reserve	Interests
			Reserve	Reserve
	$	$	$	$	$	$	$
Balance as at 30 June 2012	110,320,248	(140,376,669)	4,907,496	(1,866,633)	2,643,549	(68,128)	(24,440,137)
Profit after income tax expense for the year	-	10,042,733	-	-	-	14,150	10,056,883
Other Comprehensive income/(loss) for the period	-	(5,854,296)	-	1,801,385	5,837,296	-	1,784,385
Total comprehensive income	-	4,188,437	-	1,801,385	5,837,296	14,150	11,841,268
Issue of Shares	94,949	-	-	-	-	-	94,949
Balance as at 30 June 2013	110,415,197	(136,188,232)	4,907,496	(65,248)	8,480,845	(53,978)	(12,503,920)
Profit after income tax expense for the year	-	(1,077,231)	-	-	-	(16,886)	(1,094,117)
Deconsolidated operations	-	(211,580)	-	-	-	-	(211,580)

29

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

	Ordinary	Retained Earnings	Share	Foreign	Convertible	Non-	Total
	Share	(Accumulated	Based	Currency	Notes	controlling
	Capital	Losses)	Payments	Translation	Reserve	Interests
			Reserve	Reserve
	$	$	$	$	$	$	$
Other Comprehensive income/(loss) for the period	-	-	-	3,281,567	-	-	3,281,567
Total Comprehensive Income	-	(1,288,811)	-	3,281,567	-	(16,886)	1,975,870
Issue of Shares	108,000	-	-	-	-	-	108,000
Settlement of $7.5m of series 3 con note debt	-	1,003,108	-	-	(1,934,279)	-	(931,171)
Settlement Series of 3 Convertible Note[11]	-	(5,143,676)	-	-	(6,546,566)	-	(11,690,242)
Equity portion of Series 4 Convertible Note	-	-	-	-	11,690,242	-	11,690,242
Balance as at 30 June 2014	110,523,197	(141,617,611)	4,907,496	3,216,319	11,690,242	(70,864)	(11,351,221)

The above Consolidated Statement of Changes in Equity should be read in conjunction with the accompanying notes.

[11]	The Series 3 Convertible notes are deemed to be settled on conversion to Series 4 Convertible notes.

30

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2014

	Note	2014	2013
		$	$
Cash Flows From Operating Activities
Receipts from customers		666,081	891,117
Payments to suppliers and employees		(2,500,167)	(3,860,525)
Interest received		1,231	2,914
Finance costs		(1,112,595)	(746,022)
Income tax paid		(10)	(2,177)
Net cash (used in) operating activities	27	(2,945,460)	(3,714,693)

Cash Flows From Investing Activities
Purchase of property, plant and equipment		(35,211)	(21,834)
Proceeds and deposit from sale of assets		11,024,194	1,860,172
Release of performance bond and deposits		(1,688)	510,199
Cash balance from deconsolidated operations	32	(6,517)	-
Net cash provided investing activities		10,980,778	2,348,537

Cash Flows From Financing Activities
Proceeds from share issue (net of costs)		108,000	94,949
Proceeds from borrowings		303,479	1,612,880
Repayments of borrowings		(9,371,693)	(358,114)
Net cash provided / (used by) by financing activities		(8,960,214)	1,349,715
Net Increase (Decrease) In Cash And Cash Equivalents		(924,896)	(16,441)
Cash and cash equivalents at beginning of the		1,419,617	1,455,977
financial year
Effects of exchange rate fluctuations of cash held in foreign currencies		(42,768)	(19,919)
Cash And Cash Equivalents At End Of Financial Year	12	451,953	1,419,617

The above Consolidated Statement of Cash Flows should be read in conjunction with the accompanying notes.

31

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Nature of operations and general information

Mission NewEnergy Limited is a company domiciled in Australia (ACN: 117 065 719) and:

-	listed on the ASX (MBT) with its operations in Malaysia and Indonesia;
-	that has 20% investment into a joint venture company that owns a 250,000 tpa (approx. 75 million gallons p.a.) biodiesel refinery.;
-	that has significantly downsized its upstream feedstock business in India and is now focussed on divesting the remaining Indian assets and accordingly this segment is classified as a discontinued operation. The Indian operations have been deconsolidated from the Group financials with effect from 1 October 2013 due to an effective change in control as a result of the loan default (Refer to note 15 for further details).

2.	Basis of preparation

Statement of compliance

The financial report is a general purpose financial report which has been prepared in accordance with Australian Accounting Standards (AASB’s) (including Australian interpretations) issued by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001. The consolidated financial report of the Group complies with International Financial Reporting Standards (IFRSs) and Interpretations issued by the International Accounting Standards Board (IASB). Mission NewEnergy Limited is a for-profit entity for the purpose of preparing the financial statements.

Basis of measurement

The financial report has been prepared on an accruals basis and is based on historical costs modified by the revaluation of selected non-current assets, financial assets and financial liabilities for which the fair value basis of accounting has been applied. All amounts shown are in Australian dollars ($A) unless otherwise stated.

The financial statements have been prepared on a going concern basis. The ability of the Group to continue as a going concern and pay its debts as and when they fall due is dependent on the continued support of its investors, bankers and suppliers.

The Group has applied amendments to the Corporation Act (2001) that remove the requirement for the Group to lodge parent entity financial statements. Parent entity financial statements have been replaced by the specific parent entity disclosures in Note 30.

32

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Going Concern

The Group realised an operating loss for the year ended 30 June 2014 of $1.1 million (2013: $10.0 million profit), with net cash used in operating activities of $2.9million (2013: $3.7 million). At reporting date, the current assets less current liability surplus was $3.7million (2013: $11.0 million deficit) and a net asset deficiency of $11.4 million (2013: $12.5 million). The net asset deficiency is primarily as a result of the impairment of the majority of the refinery assets previous financial years (refer to note 5a).

During the financial year, the Company successfully restructured the Series 3 Convertible Notes into Series 4 Convertible notes. The key benefit being the extension of the maturity date from May 2014 to December 2018. This achievement not only significantly defers the requirement for the group to settle the notes, but also re-classifies the note liability from a current liability to a non-current liability, thereby significantly strengthening the balance sheet. The notes now attract a coupon of 6% per annum, however the first coupon payment (accrued from 1 January 2014) is only due on 31 December 2015.

The Directors believe that at the date of this report the Group has sufficient financial resources at 30 June 2014 to meet its committed financial liabilities.

The Financial Statements have been prepared on a going concern basis which has been assessed based on detailed cash flow forecasts extending out twelve months from the date of this financial report. The cash flow forecasts from operations are based on the forecast cash flows required to sustain the business and cash on hand at 30 June. The cash flow forecasts do not take into account any capital commitments as these are not foreseen to be payable within the forthcoming twelve months.

The ability of the Group to continue as a going concern in the ordinary course of business and to achieve the business growth strategies and objectives is dependent upon the ability of the Group to do a sufficient combination of the following things to enable its commitments to be met:

-	Generate positive cash flows from operations.
-	Raise cash through sale of assets and recovery of receivables (refer note 31).
-	Raise cash through the issue of further equity.

The Directors consider that there are reasonable grounds to expect that the Group will be able to meet its commitments and liabilities through the measures listed above, and accordingly have prepared the financial report on a going concern basis in the belief that the Group will realise its assets and settle its liabilities and commitments in the normal course of business and for at least the amounts stated in the financial report. However, should the Group not be successful in the matters discussed above, there is material uncertainty whether the Group will be able to continue as a going concern.

33

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Functional and Presentation currency

The consolidated financial statements are presented in Australian Dollars. The functional currencies of the operating units are as follows:

-	Refining operations - Malaysian Ringgit
-	Feedstock operations – Indian Rupee
-	Other – Australian Dollar.

The Board of Directors approved this financial report on 2 September 2014.

3.	Statement of Significant Accounting Policies

Except where stated, these accounting policies have been consistently applied by each entity in the Group and are consistent with those of the previous year.

New, revised or amending Accounting Standards and Interpretations adopted

The consolidated entity has adopted all of the new, revised or amending Accounting Standards and Interpretations issued by the Australian Accounting Standards Board ('AASB') that are mandatory for the current reporting period. Any new, revised or amending Accounting Standards or Interpretations that are not yet mandatory have not been early adopted.

Any significant impact on the accounting policies of the consolidated entity from the adoption of these Accounting Standards and Interpretations are disclosed below. The adoption of these Accounting Standards and Interpretations did not have any significant impact on the financial performance or position of the consolidated entity.

The following Accounting Standards and Interpretations are most relevant to the consolidated entity:

AASB 10 Consolidated Financial Statements

The consolidated entity has applied AASB 10 from 1 July 2013, which has a new definition of 'control'. Control exists when the reporting entity is exposed, or has the rights, to variable returns from its involvement with another entity and has the ability to affect those returns through its 'power' over that other entity. A reporting entity has power when it has rights that give it the current ability to direct the activities that significantly affect the investee's returns. The consolidated entity not only has to consider its holdings and rights but also the holdings and rights of other shareholders in order to determine whether it has the necessary power for consolidation purposes.

AASB 11 Joint Arrangements

The consolidated entity has applied AASB 11 from 1 July 2013. The standard defines which entities qualify as joint arrangements and removes the option to account for joint ventures using proportional consolidation. Joint ventures, where the parties to the agreement have the rights to the net assets are accounted for using the equity method. Joint operations, where the parties to the agreements have the rights to the assets and obligations for the liabilities, will account for its share of the assets, liabilities, revenues and expenses separately under the appropriate classifications.

34

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

AASB 12 Disclosure of Interests in Other Entities

The consolidated entity has applied AASB 12 from 1 July 2013. The standard contains the entire disclosure requirement associated with other entities, being subsidiaries, associates, joint arrangements (joint operations and joint ventures) and unconsolidated structured entities. The disclosure requirements have been significantly enhanced when compared to the disclosures previously located in AASB 127 'Consolidated and Separate Financial Statements', AASB 128 'Investments in Associates', AASB 131 'Interests in Joint Ventures' and Interpretation 112 'Consolidation - Special Purpose Entities'.

AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13

The consolidated entity has applied AASB 13 and its consequential amendments from 1 July 2013. The standard provides a single robust measurement framework, with clear measurement objectives, for measuring fair value using the 'exit price' and provides guidance on measuring fair value when a market becomes less active. The 'highest and best use' approach is used to measure non-financial assets whereas liabilities are based on transfer value. The standard requires increased disclosures where fair value is used.

AASB 127 Separate Financial Statements (Revised), AASB 128 Investments in Associates and Joint Ventures (Reissued) and AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards

The consolidated entity has applied AASB 127, AASB 128 and AASB 2011-7 from 1 July 2013. AASB 127 and AASB 128 have been modified to remove specific guidance that is now contained in AASB 10, AASB 11 and AASB 12 and AASB 2011-7 makes numerous consequential changes to a range of Australian Accounting Standards and Interpretations. AASB 128 has also been amended to include the application of the equity method to investments in joint ventures.

AASB 2012-5 Amendments to Australian Accounting Standards arising from Annual Improvements 2009-2011 Cycle

The consolidated entity has applied AASB 2012-5 from 1 July 2013. The amendments affect five Australian Accounting Standards as follows: Confirmation that repeat application of AASB 1 'First-time Adoption of Australian Accounting Standards' is permitted; Clarification of borrowing cost exemption in AASB 1; Clarification of the comparative information requirements when an entity provides an optional third column or is required to present a third statement of financial position in accordance with AASB 101 'Presentation of Financial Statements'; Clarification that servicing of equipment is covered by AASB 116 'Property, Plant and Equipment', if such equipment is used for more than one period; clarification that the tax effect of distributions to holders of equity instruments and equity transaction costs in AASB 132 'Financial Instruments: Presentation' should be accounted for in accordance with AASB 112 'Income Taxes'; and clarification of the financial reporting requirements in AASB 134 'Interim Financial Reporting' and the disclosure requirements of segment assets and liabilities.

AASB 2012-10 Amendments to Australian Accounting Standards - Transition Guidance and Other Amendments

The consolidated entity has applied AASB 2012-10 amendments from 1 July 2013, which amends AASB 10 and related standards for the transition guidance relevant to the initial application of those standards. The amendments clarify the circumstances in which adjustments to an entity's previous accounting for its involvement with other entities are required and the timing of such adjustments.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirement

The consolidated entity has applied 2011-4 from 1 July 2013, which amends AASB 124 'Related Party Disclosures' by removing the disclosure requirements for individual key management personnel ('KMP'). Corporations and Related Legislation Amendment Regulations 2013 and Corporations and Australian Securities and Investments Commission Amendment Regulation 2013 (No.1) now specify the KMP disclosure requirements to be included within the directors' report.

a.	Principles of Consolidation

The consolidated financial statements comprise the financial statements of Mission NewEnergy Limited and its subsidiaries, as defined in Accounting Standard AASB 127 ‘Consolidated and Separate Financial Statements’. These include Mission Biofuels Sdn Bhd, Mission Agro Energy Limited, and Oleovest PL.

Mission Biofuels (India) Pvt Limited has been deconsolidated from the Group financials with effect from 1 October 2013 due to an effective change in control as a result of the loan default (Refer to note 15 for further details). Mission Biotechnologies Sdn Bhd (MBTSB) has been deconsolidated from the Group financials with effect from 1 April 2014 upon placing the then dormant company into creditors voluntary winding up.

A list of controlled and jointly controlled entities with details of acquisitions and disposals is contained in Note 15 to the financial statements. All controlled entities have a 30 June financial year-end.

All inter-company balances and transactions between entities in the Consolidated Group, including any unrealised profits or losses, have been eliminated on consolidation. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies applied by the parent entity.

Where controlled entities have entered or left the Consolidated Group during the year, their operating results have been included/excluded from the date control was obtained or until the date control ceased.

Non-controlling interests in the equity and results of the entities that are controlled are shown as a separate item in the consolidated financial report.

b.	Business combinations

The Group applies the acquisition method in accounting for business combinations. The consideration transferred by the Group to obtain control of a subsidiary is calculated as the sum of the acquisition-date fair values of assets transferred, liabilities incurred and the equity interests issued by the Group, which includes the fair value of any asset or liability arising from a contingent consideration arrangement. Acquisition costs are expensed as incurred. The Group recognises identifiable assets acquired and liabilities assumed in a business combination regardless of whether they have been previously recognised in the acquiree's financial statements prior to the acquisition. Assets acquired and liabilities assumed are generally measured at their acquisition-date fair values. Goodwill is stated after separate recognition of identifiable intangible assets. It is calculated as the excess of the sum of a) fair value of consideration transferred, b) the recognised amount of any non-controlling interest in the acquiree and c) acquisition-date fair value of any existing equity interest in the acquiree, over the acquisition-date fair values of identifiable net assets. If the fair values of identifiable net assets exceed the sum calculated above, the excess amount (i.e. gain on a bargain purchase) is recognised in profit or loss immediately.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

c.	Income Tax

The charge for current income tax expense is based on the profit/(loss) for the year adjusted for any non-assessable or disallowed items. It is calculated using the tax rates that have been enacted or are substantially enacted by the reporting date.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. No deferred income tax will be recognised from the initial recognition of an asset or liability, excluding a business combination, where there is no effect on accounting or taxable profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realised or liability is settled. Deferred tax is credited in the Statement of profit or loss, except where it relates to items that may be credited directly to equity, in which case the deferred tax is adjusted directly against equity.

Deferred income tax assets are recognised to the extent that it is probable that future tax profits will be available against which deductible temporary differences can be utilised.

The amount of benefits brought to account or which may be realised in the future is based on the assumption that no adverse change will occur in income taxation legislation and the anticipation that the Group will derive sufficient future assessable income to enable the benefit to be realised and comply with the conditions of deductibility imposed by the law.

d.	Inventories

Inventories are measured at the lower of cost and net realisable value.

e.	Property, Plant and Equipment

Each class of property, plant and equipment is carried at cost less, where applicable, any accumulated depreciation and impairment losses.

The cost of fixed assets constructed within the Group includes the cost of materials, direct labour, borrowing costs and an appropriate proportion of fixed and variable overheads.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repairs and maintenance are charged to the Statement of profit or loss during the financial period in which they are incurred.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

f.	Depreciation

The depreciable amount of all fixed assets including buildings and capitalised leased assets, but excluding freehold land, is depreciated on a straight-line basis over their useful lives commencing from the time the asset is held ready for use. Leasehold improvements are depreciated over the shorter of either the unexpired period of the lease or the estimated useful lives of the improvements.

Class of Fixed Asset	Depreciation Rate
Buildings	5%
Leasehold improvements	10%
Machinery and equipment	10%
Biodiesel Plant	5%
Computer equipment	20% - 33%
Motor Vehicles	20%
Office equipment	10%
Leased plant and equipment	10%
Windmills	4.75%

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at each reporting date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing proceeds with the carrying amount. These gains and losses are included in the Statement of profit or loss.

g.	Leases

Leases of fixed assets, where substantially all the risks and benefits incidental to the ownership of the asset, but not the legal ownership that is transferred to entities in the Group, are classified as finance leases.

Finance leases are capitalised by recording an asset and a liability at the lower of the amounts equal to the fair value of the leased property or the present value of the minimum lease payments, including any guaranteed residual values. Lease payments are allocated between the reduction of the lease liability and the lease interest expense for the period.

Leased assets are depreciated on a straight-line basis over the shorter of their estimated useful lives or the lease term.

Lease payments for operating leases, where substantially all the risks and benefits remain with the lessor, are charged as expenses in the periods in which they are incurred.

Lease incentives under operating leases are recognised as a liability and amortised on a straight-line basis over the life of the lease term.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

h.	Financial Instruments

Recognition

Financial instruments are initially measured at fair value on trade date, which includes transaction costs(except where the instrument is classified as ‘fair value through profit or loss’ in which case transaction costs are expensed to profit or loss immediately), when the related contractual rights or obligations exist. Subsequent to initial recognition these instruments are measured as set out below.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are stated at amortised cost using the effective interest rate method.

Compound financial instruments (Convertible Notes)

Compound financial instruments issued by the Group comprise convertible notes that can be converted to share capital at the option of the holder, and the number of shares to be issued does not vary with changes in their fair value. The liability component of a compound financial instrument is recognised initially at the fair value of a similar liability that does not have an equity conversion option. The equity component is recognised initially at the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts. Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortised cost using the effective interest method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognised in profit or loss. On conversion, the financial liability is reclassified to equity; no gain or loss is recognised on conversion.

Held-to-maturity investments

These investments have fixed maturities, and it is the Group’s intention to hold these investments to maturity. Any held-to-maturity investments held by the Group are stated at amortised cost using the effective interest rate method.

Available-for-sale financial assets

Available-for-sale financial assets include any financial assets not included in the above categories. Available-for-sale financial assets are reflected at fair value. Unrealised gains and losses arising from changes in fair value are taken directly to equity.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Financial liabilities

Non-derivative financial liabilities are recognised at amortised cost.

Fair value

Fair value is determined based on current bid prices for all quoted investments. Valuation techniques are applied to determine the fair value for all unlisted securities, including recent arm’s length transactions, reference to similar instruments and option pricing models.

Hedge accounting

The Group holds derivative financial instruments to hedge its foreign currency exposures. On initial designation of the derivative as the hedging instrument, the Group formally documents the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy in undertaking the hedge transaction and the hedged risk, together with the methods that will be used to assess the effectiveness of the hedging relationship. The Group makes an assessment, both at the inception of the hedge relationship as well as on an ongoing basis, whether the hedging instruments are expected to be “highly effective” in offsetting the changes in the fair value or cash flows of the respective hedged items attributable to hedged risk, and whether the actual results of each hedge are within a range of 80 - 125 percent. For a cash flow hedge of a forecast transaction, the transaction should be highly probable to occur and should present an exposure to variations in cash flows that could ultimately affect reported profit or loss. Derivatives are recognised initially at fair value; attributable transaction costs are recognised in profit or loss as incurred. Subsequent to initial recognition, derivatives are measured at fair value and changes therein are accounted for as described below.

Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognised asset or liability or a highly probable forecast transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognised in other comprehensive income and presented in the hedging reserve in equity. Any ineffective portion of changes in the fair value of the derivative is recognised immediately in profit or loss. When the hedged item is a non-financial asset, the amount recognised in equity is included in the carrying amount of the asset when the asset is recognised. In other cases the amount accumulated in equity is reclassified to profit or loss in the same period that the hedged item affects profit or loss. If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated or exercised, or the designation is revoked, then hedge accounting is discontinued prospectively. If the forecast transaction is no longer expected to occur, then the balance in equity is reclassified in profit or loss.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Impairment of financial assets

At each reporting date, the Group assesses whether there is objective evidence that a financial instrument has been impaired. Impairment losses are recognised in the Statement of profit or loss.

i.       Impairment of non-financial Tangible and Intangible Assets

At each reporting date, the Group reviews the carrying values of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If such an indication exists, the recoverable amount of the asset, being the higher of the asset’s fair value less costs to sell and value in use, is compared to the asset’s carrying value. Any excess of the asset’s carrying value over its recoverable amount is expensed to the Statement of profit or loss.

Impairment testing is performed at each reporting date for goodwill and intangible assets with indefinite lives.

Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

j.       Intangibles

Goodwill

Goodwill on consolidation is initially recorded at the amount by which the purchase price for a business or for an ownership interest in a controlled entity exceeds the fair value attributed to its net assets at date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

k.      Research and development

Expenditure during the research phase of a project is recognised as an expense when incurred. Development costs are capitalised only when technical feasibility studies identify that the project will deliver future economic benefits and these benefits can be measured reliably.

Development costs have a finite life and will be amortised on a systematic basis matched to the future economic benefits over the useful life of the project. As the development phase is still in progress, amortisation has not commenced. The estimated useful life of this asset will be determined when the development stage is complete.

l.      Foreign Currency Transactions and Balances

Functional and presentation currency

The functional currency of each of the Group’s entities is measured using the currency of the primary economic environment in which that entity operates. The consolidated financial statements are presented in Australian dollars which is the parent entity’s functional and presentation currency.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Transaction and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the date of the transaction. Foreign currency monetary items are translated at the year-end exchange rate. Non-monetary items measured at historical cost continue to be carried at the exchange rate at the date of the transaction. Non-monetary items measured at fair value are reported at the exchange rate at the date when fair values were determined.

Exchange differences arising on the translation of monetary items are recognised in the Statement of profit or loss, except where deferred in equity as a qualifying cash flow or net investment hedge.

Exchange differences arising on the translation of non-monetary items are recognised directly in equity to the extent that the gain or loss is directly recognised in equity, otherwise the exchange difference is recognised in the Statement of profit or loss.

Group companies

The financial results and position of foreign operations whose functional currency is different from the Group’s presentation currency are translated as follows:

-  assets and liabilities are translated at year-end exchange rates prevailing at that reporting date;

-  income and expenses are translated at average exchange rates for the period where this is not materially different from the rate at the date of the transaction; and

-  retained earnings are translated at the exchange rates prevailing at the date of the transaction.

Exchange differences arising on translation of foreign operations are transferred directly to the Group’s foreign currency translation reserve in the statement of financial position. These differences are recognised in the Statement of profit or loss in the period in which the operation is disposed.

m.     Employee Benefits

Provision is made for the company’s liability for employee benefits arising from services rendered by employees to reporting date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

Equity-settled compensation

Equity settled share-based payments are measured at fair value at the date of grant. Fair values of options are measured using the Black Scholes model. Fair value of performance rights are based on the closing share price on the date of grant. The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions and behavioural considerations. The fair value determined at the grant date of the equity settled share share-based payments is expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

n.     Trade and Other Payables

Trade payables and other accounts payable are recognised when the Group becomes obliged to make future payments resulting from the purchase of goods and services.

o.      Provisions

Provisions are recognised when the Group has a legal or constructive obligation, as a result of past events, for which it is probable that an outflow of economic benefits will result and that outflow can be reliably measured.

p.     Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of 3 months or less, and bank overdrafts. Bank overdrafts are shown within short-term borrowings in current liabilities on the statement of financial position.

q.     Revenue Recognition

Revenue from the sale of goods is recognised upon the delivery of goods to customers, when reasonable certainty exists that such revenues will be realised and the risks and rewards of ownership have been transferred.

Interest revenue is recognised on a proportional basis taking into account the interest rates applicable to the financial assets.

Dividend revenue is recognised when the right to receive a dividend has been established. Dividends received from associates and joint venture entities are accounted for in accordance with the equity method of accounting.

Revenue from the rendering of a service is recognised upon the delivery of the service to the customers

All revenue is stated net of the amount of goods and services tax (GST).

r.      Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalised during the period of time that is necessary to complete and prepare the asset for its intended use. Other borrowing costs are expensed in the period in which they are incurred.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

s.     Goods and Services Tax (GST)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the Australian Tax Office. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables in the statement of financial position are shown inclusive of GST

Cash flows are presented in the statement of cash flows on a gross basis, except for the GST component of investing and financing activities, which are disclosed as operating cash flows

t.      Government Grants

Government grants are recognised at fair value where there is reasonable assurance that the grant will be received and all grant conditions will be met. Grants relating to expense items are recognised as income over the periods necessary to match the grant to the costs they are compensating. Grants relating to assets are credited to deferred income at fair value and are credited to income over the expected useful life of the asset on a straight-line basis.

u.     Non-current assets held for sale

Non-current assets held for sale are measured at the lower of cost or fair value less cost to sell when the assets is available for immediate sale and expected to be sold within 12 months. No depreciation is recorded over the assets held for sale.

Liabilities are classified as 'held for sale' and presented as such in the statement of financial position if they are directly associated with a disposal group.

v.     Earnings per share

Basic earnings per share are calculated by dividing the profit attributable to owners of the company, excluding costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year.

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after tax effect of interest and other financing costs associated with the dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

w.   Contributed equity

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are shown in equity as a deduction, net of tax, from the proceeds.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

4.	New standards and interpretations not yet adopted

New Accounting Standards and Interpretations not yet mandatory or early adopted

Australian Accounting Standards and Interpretations that have recently been issued or amended but are not yet mandatory, have not been early adopted by the consolidated entity for the annual reporting period ended 30 June 2014. The consolidated entity's assessment of the impact of these new or amended Accounting Standards and Interpretations, most relevant to the consolidated entity, are set out below.

AASB 9 Financial Instruments and its consequential amendments

This standard and its consequential amendments are applicable to annual reporting periods beginning on or after 1 January 2017 and completes phases I and III of the IASB's project to replace IAS 39 (AASB 139) 'Financial Instruments: Recognition and Measurement'. This standard introduces new classification and measurement models for financial assets, using a single approach to determine whether a financial asset is measured at amortised cost or fair value. The accounting for financial liabilities continues to be classified and measured in accordance with AASB 139, with one exception, being that the portion of a change of fair value relating to the entity's own credit risk is to be presented in other comprehensive income unless it would create an accounting mismatch. Chapter 6 'Hedge Accounting' supersedes the general hedge accounting requirements in AASB 139 and provides a new simpler approach to hedge accounting that is intended to more closely align with risk management activities undertaken by entities when hedging financial and non-financial risks. The consolidated entity will adopt this standard and the amendments from 1 July 2017 but the impact of its adoption is yet to be assessed by the consolidated entity.

AASB 2012-3 Amendments to Australian Accounting Standards - Offsetting Financial Assets and Financial Liabilities

The amendments are applicable to annual reporting periods beginning on or after 1 January 2014. The amendments add application guidance to address inconsistencies in the application of the offsetting criteria in AASB 132 'Financial Instruments: Presentation', by clarifying the meaning of 'currently has a legally enforceable right of set-off'; and clarifies that some gross settlement systems may be considered to be equivalent to net settlement. The adoption of the amendments from 1 July 2014 will not have a material impact on the consolidated entity.

AASB 2013-3 Amendments to AASB 136 - Recoverable Amount Disclosures for Non-Financial Assets

These amendments are applicable to annual reporting periods beginning on or after 1 January 2014. The disclosure requirements of AASB 136 'Impairment of Assets' have been enhanced to require additional information about the fair value measurement when the recoverable amount of impaired assets is based on fair value less costs of disposals. Additionally, if measured using a present value technique, the discount rate is required to be disclosed. The adoption of these amendments from 1 July 2014 may increase the disclosures by the consolidated entity.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

AASB 2013-4 Amendments to Australian Accounting Standards - Novation of Derivatives and Continuation of Hedge Accounting

These amendments are applicable to annual reporting periods beginning on or after 1 January 2014 and amends AASB 139 'Financial Instruments: Recognition and Measurement' to permit continuation of hedge accounting in circumstances where a derivative (designated as hedging instrument) is novated from one counter party to a central counterparty as a consequence of laws or regulations. The adoption of these amendments from 1 July 2014 will not have a material impact on the consolidated entity.

AASB 2013-5 Amendments to Australian Accounting Standards - Investment Entities

These amendments are applicable to annual reporting periods beginning on or after 1 January 2014 and allow entities that meet the definition of an 'investment entity' to account for their investments at fair value through profit or loss. An investment entity is not required to consolidate investments in entities it controls, or apply AASB 3 'Business Combinations' when it obtains control of another entity, nor is it required to equity account or proportionately consolidate associates and joint ventures if it meets the criteria for exemption in the standard. The adoption of these amendments from 1 July 2014 will have no impact on the consolidated entity.

Annual Improvements to IFRSs 2010-2012 Cycle

These amendments are applicable to annual reporting periods beginning on or after 1 July 2014 and affects several Accounting Standards as follows: Amends the definition of 'vesting conditions' and 'market condition' and adds definitions for 'performance condition' and 'service condition' in AASB 2 'Share-based Payment'; Amends AASB 3 'Business Combinations' to clarify that contingent consideration that is classified as an asset or liability shall be measured at fair value at each reporting date; Amends AASB 8 'Operating Segments' to require entities to disclose the judgements made by management in applying the aggregation criteria; Clarifies that AASB 8 only requires a reconciliation of the total reportable segments assets to the entity's assets, if the segment assets are reported regularly; Clarifies that the issuance of AASB 13 'Fair Value Measurement' and the amending of AASB 139 'Financial Instruments: Recognition and Measurement' and AASB 9 'Financial Instruments' did not remove the ability to measure short-term receivables and payables with no stated interest rate at their invoice amount, if the effect of discounting is immaterial; Clarifies that in AASB 116 'Property, Plant and Equipment' and AASB 138 'Intangible Assets', when an asset is revalued the gross carrying amount is adjusted in a manner that is consistent with the revaluation of the carrying amount (i.e. proportional restatement of accumulated amortisation); and Amends AASB 124 'Related Party Disclosures' to clarify that an entity providing key management personnel services to the reporting entity or to the parent of the reporting entity is a 'related party' of the reporting entity. The adoption of these amendments from 1 July 2014 will not have a material impact on the consolidated entity.

Annual Improvements to IFRSs 2011-2013 Cycle

These amendments are applicable to annual reporting periods beginning on or after 1 July 2014 and affects four Accounting Standards as follows: Clarifies the 'meaning of effective IFRSs' in AASB 1 'First-time Adoption of Australian Accounting Standards'; Clarifies that AASB 3 'Business Combination' excludes from its scope the accounting for the formation of a joint arrangement in the financial statements of the joint arrangement itself; Clarifies that the scope of the portfolio exemption in AASB 13 'Fair Value Measurement' includes all contracts accounted for within the scope of AASB 139 'Financial Instruments: Recognition and Measurement' or AASB 9 'Financial Instruments', regardless of whether they meet the definitions of financial assets or financial liabilities as defined in AASB 132 'Financial Instruments: Presentation'; and Clarifies that determining whether a specific transaction meets the definition of both a business combination as defined in AASB 3 'Business Combinations' and investment property as defined in AASB 140 'Investment Property' requires the separate application of both standards independently of each other. The adoption of these amendments from 1 July 2014 will not have a material impact on the consolidated entity.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

5.	Critical Accounting Estimates and Judgments

The preparation of annual financial reports requires the Board to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The Board evaluates estimates and judgments incorporated into the financial report based on historical knowledge and best available current information. Estimates assume a reasonable expectation of future events and are based on current trends and economic data, obtained both externally and within the Group. Actual results may differ from these estimates Except as described below, in preparing this consolidated financial report, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that were applied to the consolidated financial report as at end for the year ended 30 June 2014. During the twelve months ended 30June 2014 management reassessed its estimates in respect of:

Impairment of assets

The Group assesses impairment of assets at each reporting date by evaluating conditions specific to the Group that may lead to impairment. Where an impairment trigger exists, the recoverable amount of the asset is determined.

Credit risk of receivables

Malaysian operations

Credit risk for receivables at 30 June 2014 in the refining operations result from amounts recoverable from an EPCC contractor whereby the Group incurred costs during commissioning testing which the EPCC contractor was obliged to pay. This receivable is now part of arbitration proceedings with the EPCC contractor and have not been impaired.

Indonesian operation

The credit risk of the receivable at 30 June 2014 in the Indonesian oleochemical operations result from amounts recoverable from the Indonesian joint venture partner on termination of the project. At financial year end this receivable was part of arbitration proceedings with the Indonesian joint venture partner. Subsequent to financial year end the Arbitration tribunal ruled in favour for Missions subsidiary to recover this receivable.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Property, Plant and Equipment

Property, plant and equipment are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. Where a review for impairment is conducted, the recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’.

Impairment of refineries

The 250,000 tpa is under care and maintenance.

The Board reviews the carrying value of its refinery assets at each reporting date.

Further impairment for the 250,000 tpa refinery has been provided during the year ended 30 June 2014 for minor capital additions relating to office equipment to a value of $29,336.

	June 2014	June 2013
	$	$

Impairment of refinery assets	29,336	45,111

Impairment reversal of refineries	-	(12,219,245)

Impairment of deconsolidated intercompany loans	288,216	-

Impairment of subsidiary investment	45,680	-

Impairment of inventories and biological assets	-	680,302

Total	363,232	(11,493,832)

Investments in subsidiaries

Investments held by the parent entity, Mission NewEnergy Limited, are reviewed for impairment if there is any indication that the carrying amount may not be recoverable. The recoverable amount is assessed by reference to the higher of ‘value in use’ (being the net present value of expected future cash flows of the relevant cash generating unit) and ‘fair value less costs to sell’.

In line with the impairment of the carrying value of assets in the subsidiaries, the parent entity has impaired the value of all subsidiaries to zero, except for the receivable from PT Sinergi Oleo Nusantara, which is carried at cost. This accounting adjustment has no impact on the cash flows or the Consolidated Financial Statements of the Group. Refer to note 30: Parent Information for further details.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

6.	Determination of fair value

A number of the Groups accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

Share based payment transactions

The fair value of employee share options is measured using the Black-Scholes option pricing model, with the fair value of performance rights being based on the share price of Mission NewEnergy Limited on the date of approval. Measurement inputs include the share price on measurement date, exercise price of the instrument, expected volatility, weighted average expected life of the instrument, expected dividends and the risk free interest rate. Service and non-market performance conditions are not taken into account in determining the fair value.

7.	Sales revenue

	2014	2013
	$	$
Sales Revenue
- Sales of goods	-	159,055
- Interest received	1,231	10,164
Total revenue	1,231	169,219

Other Income
Gain on sale of assets	-	145,693
Gain on settlement and restructure of convertible notes	9,671,893	7,748,485
Sundry income	10,462	349,922
Total Other income	9,682,355	8,244,100

The Company successfully restructured the Series 3 Convertible Notes into Series 4 Convertible notes which resulted in a non-cash gain in the profit and loss. The key benefit being the extension of the maturity date from May 2014 to December 2018. This achievement not only significantly defers the requirement for the group to settle the notes, but also re-classifies the note liability from a current liability to a non-current liability, thereby significantly strengthening the balance sheet. The notes now attract a coupon of 6% per annum, however the first coupon payment (accrued from 1 January 2014) is only due on 31 December 2015.

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Mission New Energy Limited and Controlled Entities

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8.	Expenses

	2014	2013
	$	$
8a) Cost of materials	-	10,966
Total	-	10,966

8b) Employee costs
Wages and Salaries	1,329,564	1,575,844
Contribution to defined contribution plans	47,137	42,214
	1,376,703	1,618,058

8c) Other expenses:
Audit fees	80,308	63,730
Computer maintenance & consumables	3,415	4,738
Communication expenses	26,208	47,462
Insurance costs	170,359	246,946
Legal fees	374,356	532,155
Plant operating costs	290,470	228,687
Asset maintenance	-	9,528
Other administrative costs	97,272	162,394
Total	1,042,388	1,295,640

8d) Travel expenses
Corporate travel	125,969	64,555
Operations	46,873	28,736
	172,842	93,291

8e) Finance Costs
Amortisation of liability portion of convertible notes	3,199,884	3,394,324
	3,199,884	3,394,324

8f) Finance Costs
Finance cost on loans and convertible notes	1,662,764	654,358
	1,662,764	654,358

50

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

9.	Income tax

2014	2013
$	$
a.	The components of tax expense comprise
Current tax	-	20,020
Deferred tax	23	-	-
-	20,020
b.	The prima facie tax on the profit (loss) from ordinary activities before income tax is reconciled to the income tax as follows:
Accounting profit/(loss) before tax	(608,917)	10,753,757
Loss for the year from discontinued operations	(155,634)	(716,894)
Total loss for the year	(764,551)	10,036,863
Prima facie tax (benefit)/expense on profit/ (loss) from ordinary activities before income tax at 30%	(229,365)	3,011,059
Adjusted for:
Tax effect of:
- overseas tax rate differential	167,036	(495,802)
- Impairment of non-assessable item	108,970	(4,389,702)
- other non-assessable items	(46,641)	1,894,465
-	20,020
Add:
Over provision for income tax in prior year	-	-
Income tax attributable to entity	-	20,020
The applicable weighted average effective current tax rate is as follows:	0%	25%

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Mission New Energy Limited and Controlled Entities

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Deferred tax assets on temporary differences and losses are not recognised because it is not probable that future taxable profit will be available against which the unused tax losses can be used. Refer to note 21 for further disclosures on deferred tax assets and liabilities.

10.	Auditors’ Remuneration

	2014	2013
	$	$
Audit services
Remuneration of the auditor of the parent entity for:
auditing or reviewing the financial reports – BDO Audit (WA) Pty Ltd	61,956	71,000

52

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

11.	Earnings per share

a.	Reconciliation of earnings to profit or loss
	Earnings used in calculation of both ordinary and dilutive EPS	(1,077,231)	10,042,733

b	Earnings used in calculation of both ordinary and dilutive EPS for ongoing operations	(608,917)	10,773,777

c.	Weighted average number of ordinary shares outstanding during the year used in calculating basic EPS	13,377,124	10,481,820
	Effect of:

	Performance Rights and options	-	-

	Weighted average number of ordinary shares outstanding during the year used in calculating dilutive EPS	13,377,124	10,481,820

Diluted earnings per share exclude convertible notes, performance rights and options that had an exercise price above the average market price during the period they existed. All the potential ordinary shares were anti-dilutive as they were all below the conversion price. Where a loss is made, all convertible notes, performance rights and options are excluded as the impact of including them would be to reduce the loss per share. The table below reflects the entire number of equity instruments in issue at each period end, which could potentially dilute basic earnings per share (i.e. numbers above are included in the table below):

12.	Cash and cash equivalents

	2014	2013
	$	$
Cash at bank and in hand	451,953	1,419,342
Short-term bank deposits	-	275
	451,953	1,419,617
Reconciliation of cash
Cash and cash equivalents	451,953	1,419,617
	451,953	1,419,617

See note 29, Financial Instruments, for information on risk exposures for cash and cash equivalents.

53

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

13.	Trade and Other Receivables

	2014	2013
	$	$
CURRENT
Trade receivables	-	-
Other receivables[12]	3,549,702	3,833,373
Less: Impairment provision	-	-
TOTAL	3,549,702	3,833,373
NON – CURRENT
Trade receivables	-	-
Less: Impairment provision	-	-
Less: Discount charge	-	-
TOTAL	-	-

At each reporting date, the Board assesses the likely timing of recoverability of receivables and bases this assessment on a number of significant assumptions and estimates. Please refer to note 5, critical accounting estimates and judgements, and note 29 for a detailed discussion around credit risk, provisioning and age analysis of trade and other receivables. The timing and recoverability of the material portion of current other receivables is dependent on the process to implement the arbitration award as discussed in note 31 Events Occurring After The Reporting Period.

14.	Other Financial Assets

Current
Sundry financial assets	-	11,686
	-	11,686

12Included in Current: Other Receivables is an amount of A$3.0m relating to the investment into the palm oil project in Indonesia which the Board deems to be recoverable within the forthcoming twelve months.

54

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

15.	Investments in subsidiaries and Jointly controlled entities

(a) Material subsidiaries

The group’s principal subsidiaries at 30 June 2014 are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the group, and the proportion of ownership interests held equals the voting rights held by the group. The country of incorporation or registration is also their principal place of business.

In April 2013, the Company announced that it had secured a loan facility agreement for its subsidiary, Mission Biofuels India Pvt Ltd, to meet corporate obligations and windmill operational costs in India. The lenders required that the equity in this, be held as security with the lender to take over general management of the subsidiary during the term of loan. As at the date of this report the loan is in default and the Company is working with the lender on a settlement arrangement. If the Company is unable to negotiate a settlement, the lender has the right to enforce their collateral position being security held over all shares in the Indian subsidiary. If this right is enforced we would have no further business interests in India. Mission Biofuels (India) Pvt Limited has been deconsolidated from the Group financials with effect from 1 October 2013 due to an effective change in control as a result of the loan default.

Mission Biotechnologies Sdn Bhd (MBTSB) has been deconsolidated from the Group financials with effect from February 2014 upon placing the then dormant company into Creditors Voluntary Winding Up.

In February 2012 Mission acquired 85% of Oleovest PL, a Singapore registered company, which in turn owns 70% of PT Sinergi Oleo Nusantara, an Indonesian registered company. Oleovest PL has terminated the joint venture agreement in PT Sinergi Oleo Nusantara.

55

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

A Controlled Entities Consolidated

	Country of	Percentage Owned			Ownership
	Incorporation	(%)			interest held by
					non-controlling
					interests
		2014		2013	2014	2013	Principal activities
Parent Entity:
Mission NewEnergy Limited	Australia

Subsidiaries of Mission NewEnergy Limited:
Mission Biotechnologies Sdn Bhd	Malaysia	-		100	-	-	Biodiesel refinery
Mission Biofuels Sdn Bhd	Malaysia	100		100			Biodiesel refinery
Mission Agro Energy Limited	Mauritius	100		100			Holding company for India agro business
Oleovest PL	Singapore	85		85	15	15	Holding company for Indonesia palm oil business
Subsidiaries of Mission Agro Energy Limited
Mission Biofuels India Private Limited	India	100	[13]	100			Agronomy business

[13]	The results from operations within this subsidiary have been deconsolidated from 1 October 2013 as explained above.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

B.Jointly controlled entities

Subsidiaries of Mission Biofuels India Private Limited
Mission Agro Diesel (India) Private Limited	India	51	51	49	49	Agronomy business

C.Unconsolidated entities

PT Sinergi Oleo Nusantara	Indonesia	70	70	30	30	Palm oil processing

57

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

(b) Non controlling interests

Set out below is summarised financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before inter-company eliminations.

Summarised Statement of Financial Position	Oleovest PL
	2014	2013

Current Assets	2,971,412	2,717,064

Current Liabilities	2,972,854	2,987,763

Current Net Assets	(1,442)	(270,698)

Non Current Assets	-	-

Non-current liabilities	-	-

Non-current net assets	-	-

Net Assets	(1,442)	(270,698)

Accumulated NCI loss	(70,864)	(53,978)

Summarised statement of profit or loss and other comprehensive income

Revenue	-	-

Expenses	79,282	78,058

Total comprehensive income	(75,726)	(297,960)

Net profit/(loss) allocated to NCI	(16,886)	14,150

Dividends paid to NCI	-	-

Summarised cash flows

Cash flows from operating activities	(21,879)	(230,932)

Cash flows from investing activities	21,835	230,932

Cash flows from financing activities	-	-

Net increase/(decrease) in cash and cash equivalents	(4)	-

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

(c) Transactions with non-controlling interests.

The Group has not had any transactions with non-controlling interests during the current and prior financial year.

(d) Unconsolidated entities.

PT Sinergi Oleo Nusantara (PTSON) is an entity in which the Group, through Oleovest Pty Ltd, invested to explore the implementation of a palm oil processing operation. Shortly after incorporation the minority shareholder defaulted on material contractual terms and at the date of this report the arbitration proceedings have been concluded and the joint venture partner ordered to return the money invested. The initial amount transferred to this entity is carried as a receivable, which is valued at $3.0 million at 30 June 2104.

The group has no requirement to further fund PTSON.

59

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

16.	Property Plant and Equipment

			Computer
	Land and	Office	Equipment	Motor	Plant and	Asset Under	Biodiesel
	Building	Equipment	and software	Vehicle	Equipment	Construction	Plant	Total
Cost at 30 June 2012	582,746	378,757	954,732	131,817	18,123	40,512,424	29,067,650	71,646,249
Additions	-	-	4,552	-	-	44,853	-	49,405
Foreign Currency Translation	(1)	11,304	48,404	12,528	-	5,016,319	-	5,088,554
Transferred to Non-current Assets Held for Sale
(Current Asset)	(23,892)	(242,476)	(138,185)	(8,152)	(18,123)	-	(29,067,650)	(29,498,478)
Disposal	(558,515)	-	-	(20,806)	-	(8,175)	-	(587,496)
Cost at 30 June 2013	338	147,585	869,503	115,387	-	45,565,421	-	46,698,234
Additions	-	24,365	10,846	-	-	-	-	35,211
Foreign Currency Translation	-	(4,187)	(20,528)	-	-	-	-	(24,715)
Transferred to Non-current Assets Held for Sale
(Current Asset)	-	(24,965)	(6,615)	-	-	-	-	(31,580)
Disposal	-	(2,022)	(208)	-	-	-	-	(2,230)
Cost at 30 June 2014	338	140,776	852,998	115,387	-	45,565,421	-	46,674,920

60

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Accumulated Depreciation and Impairment

	Land		Computer
	and	Office	Equipment	Motor	Plant and	Asset Under	Biodiesel
	Building	Equipment	and software	Vehicle	Equipment	Construction	Plant	Total

Accumulated Depreciation and Impairment at 30 June 2012	39,540	299,847	907,154	120,816	18,123	40,512,424	29,067,650	70,965,554
Depreciation for the year (continuing operation)	3,366	-	3,456	-	-	-	-	6,822
Depreciation for the year (discontinued operation)	-	-	-	-	-	-	-	-
Impairment – Refer to note 5a	-	-	-	-	-	45,111	-	45,111
Foreign Currency Translation	(6,450)	11,304	48,404	12,606	-	5,007,886	-	5,073,750
Transferred to Non-current Assets Held for Sale
(Current Asset)	-	(163,566)	(95,513)	(6,147)	(18,123)	-	(29,067,650)	(29,350,999)
Disposal	(36,118)	-	-	(11,888)	-	-	-	(48,006)

Accumulated Depreciation and Impairment at 30 June 2013	338	147,585	863,501	115,387	-	45,565,421	-	46,692,232

Depreciation for the year (continuing operation)	-	-	7,412	-	-	-	-	7,412
Impairment – Refer to note 5a	-	22,734	6,602	-	-	-	-	29,336
Foreign Currency Translation	-	(29,543)	(27,338)	-	-	-	-	(56,881)
Transferred to Non-current Assets Held for Sale
(Current Asset)	-	-	-	-	-	-	-	-
Disposal	-	-	-	-	-	-	-	-
Accumulated Depreciation and Impairment at 30 June 2014	338	140,776	850,177	115,387	-	45,565,421	-	46,672,099

Carrying Amounts
At 30 June 2013	-	-	6,002	-	-	-	-	6,002
At 30 June 2014	-	-	2,821	-	-	-	-	2,821

61

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Impairment loss

Refer to note 5, Critical Accounting estimates for a detailed discussion on the impairment of assets.

Assets under construction

These relate to the second biodiesel plant (being the 250,000 tpa plant) in Malaysia. At 30 June 2014 the final acceptance of this plant is under dispute and the matter has been referred to arbitration. See note 24 on capital commitments relating to this plant.

17.	Other Assets

CURRENT
Prepayments	-	129,475
Security Deposits	-	92,442
	-	221,917
Prepayments are primarily insurance premiums.

NON-CURRENT
Security Deposits	44,789	40,364
	44,789	40,364

18.	Trade and Other Payables

CURRENT
Unsecured liabilities:
Trade payables	125,765	175,492
Sundry payables and accrued expenses	-	247,015
Deposit received on sale of 100,000 tpa refinery[14]	-	1,257,390
	125,765	1,679,897

19.	Provisions

CURRENT
Provision for leave	149,735	136,181
	149,735	136,181

14 This initial deposit was received pursuant to the sale of the 100,000 tpa biodiesel plant in Malaysia with the final amount being settled in October 2013.

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

20.	Financial Liabilities

	2014	2013
	$	$
CURRENT
Secured loans	-	-
Convertible Notes
- Nominal value (unsecured)	-	32,883,760
- Equity portion of convertible note	-	(8,480,844)
- Amortisation of equity portion	-	3,001,357
	-	27,404,273
NON-CURRENT
Secured loans	-	1,558,058
Convertible Notes (unsecured)
- Nominal value (unsecured)	25,383,760	-
- Equity portion of convertible note	(11,690,242)	-
- Amortisation of equity portion	669,954	-
- Accrued Interest	761,514	-
	15,124,986	1,558,058

The secured loans and liabilities in the disposal group held for sale above relate to financing of the windmills and a working capital facility in India. The wind and property assets are held as security against the loan funding the windmills, and the working capital facility is secured over the shares of Mission Biofuels India PL. The non-current secured loans are secured over all refining assets and the Indonesian investment.

Convertible notes

At 30 June 2014 the following convertible notes were in existence:

	2014	2013
Note Series	Series 4	Series 3
Units	390,520	505,904
Maturity date	31 December	22 May 2014
	2018
Interest rate per annum	6%	0%
Convertible into ordinary shares at the option of	1 note for 433	1 note for 433
the Holder or the Company in the circumstances	ordinary shares	ordinary
set out in the Terms and Conditions of the Notes.		shares
Conversion price	$65.00	$65.00

63

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

In December 2013 the Company successfully restructured the Series 3 Convertible Notes into Series 4 Convertible notes. The key change being the extension of the maturity date from May 2014 to December 2018. The notes now attract a coupon of 6% per annum, however the first coupon payment (accrued from 1 January 2014) is only due on 31 December 2015.

The Indonesian receivable and 250,000 tpa refinery assets have been placed as security for the loan facility from SLW International, which has zero owing at 30 June 2014. As disclosed in Note 31, Subsequent Events, the 250,000 tpa refinery has been sold and the security relating to this asset is in the process of being released.

21.	Tax

		2014	2013
		$	$
Liabilities
CURRENT
	Current Tax liability / (asset)	-	-
NON-CURRENT
Deferred tax liability comprises:
	Unrealised FX gains	-	-
	Accruals	-	-
	Other	-	-
	Total	-	-

Assets
Deferred tax assets comprise:
	Provisions	-	-
	Transaction costs included in equity	-	-
	Other	-	-
		-	-
Reconciliations
i.	Gross Movements
The overall movement in the deferred tax account is
as follows:
	Opening balance	-	-
	(Charge)/credit to statement of profit or loss	-	-
	Foreign currency translation difference	-	-
	Closing balance	-	-

64

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

ii.	Deferred Tax Liability
The movement in deferred tax liability for each
temporary difference during the year is as follows:
Tax allowances relating to unrealised FX gains:
	Opening balance	-	-
	Charged to the statement of profit or loss	-	-
	Closing balance	-	-
Tax allowances relating to accruals:
	Opening balance	-	-
	Charged to the statement of profit or loss	-	-
	Closing balance	-	-

Other
Opening balance	-	-
Charge to the statement of profit or loss	-	-
Foreign currency translation difference	-	-
Closing Balance	-	-

iii.	Deferred tax assets
The movement in deferred tax assets for each
temporary difference during the year is as
follows:
Provisions:
	Opening balance	-	-
	Charged to the statement of profit or loss	-	-
	Closing balance	-	-
Transactions costs on equity issue:

	Opening balance	-	-
	(Charged)/Credited directly to equity	-	-
	Closing balance	-	-

65

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Other
Opening balance	-	-
Charged/(Credited) to the statement of profit or
loss	-	-
Closing balance	-	-

Deferred tax assets on losses to a value of $4.2 million to date are not brought to account due to not being probable of being recovered. In addition, deferred tax assets for deductible temporary differences of A$23.2 million and deferred tax liabilities for temporary differences of $0.05 million have not been brought to account.

22.	Issued Capital

Fully paid ordinary shares (Issued and	2014	2014	2013	2013
authorised)
	Number	$	Number	$

At the beginning of reporting period	10,870,275	110,415,197	9,452,415	110,320,248
Ordinary shares issued
- July 2011	-	-	-	-
- January 2012	-	-	-	-
- October 2012	-	-	1,417,860	94,949
May 2014	15,000,000	108,000	-	-
Shares issued on performance right conversion during the year	-	-	-	-
Subtotal	25,870,275	110,523,197	10,870,275	110,415,197
Shares issued from conversion of convertible notes	-	-	-	-
At reporting date	25,870,275	110,523,197	10,870,275	110,415,197

Ordinary shares participate in dividends and the proceeds on winding up of the parent entity in proportion to the number of shares held.

At the shareholders meetings each ordinary share is entitled to one vote when a poll is called, otherwise each shareholder has one vote on a show of hands.

The ordinary shares issued in April, June and November 2009 included a warrant (option) which expired during the financial year. No other shares issued included a warrant.

66

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

The following warrants and options were in existence at reporting date:

	2014	2013
Warrants – from share issues	-	2,995,009
Employee performance rights	-	1,600
Total	-	2,996,609

The warrants and options expired during the current financial period.

a. Options and Performance Shares

For information relating to the Mission NewEnergy Limited option and performance right plans, including details of options and performance shares issued, exercised and lapsed during the financial year and the options outstanding at year-end, refer to the Remuneration report.

b. Capital Management

Management controls the capital of the Group in order to maintain an appropriate debt to equity ratio, provide the shareholders with adequate returns and ensure that the Group can fund its operations and continue as a going concern. Due to the stage that the business is in, managements preferred approach is to fund the business with equity, however where equity funding is not available debt funding is considered. Management reviews historic and forecast cash flows on a regular basis in order to determine funding needs.

The Group’s debt and capital includes ordinary share capital, performance shares, convertible notes and financial liabilities, supported by financial assets.

The convertible notes include the following key covenants:

i.	comply with the Conditions of the convertible notes;
ii.	maintain its corporate existence;
iii.	not amend its Constitution or alter the voting or other rights attached to Shares in a manner that is prejudicial to the interests of Note holders;
iv.	not do or omit to do anything that would preclude the issue of a valid Cleansing Notice on the date such notice is required to be issued under the Conditions;
v.	make disclosure of material information to the public as required by the Listing Rules, or the rules of any other stock exchange on which it is listed and the Corporations Act or any other applicable law;
vi.	not incur a total debt obligation (including any unconverted Convertible Notes outstanding at any given time) of higher than 2.5x Group’s net worth (being paid up equity plus any retained earnings) without the prior consent of at least 75% of Note holders (on the basis of one vote for every Convertible Note held unconverted).
vii.	not issue more than 25% of the Company's share capital in options or convertible notes, without the prior consent of at least 75% of Note holders(on the basis of one vote for every Convertible Note held at such time unconverted).

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Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

viii.	maintain the capacity to issue sufficient Shares to enable the conversion of all of the outstanding Convertible Notes into Shares in accordance with the Conditions.
ix.	ensure that in the event of either material asset sales or consolidation or merger or other business combination transactions, that the Note holders be given at least 5 Business Days notice prior to the event and that the obligation on the notes are assumed by the surviving entity or acquiring entity such that the value of the Notes are not diminished by the event. In any case given such an event the Note holders can require the surviving or acquiring company to redeem the Outstanding Notes for their Face Value plus any accrued but unpaid interest.
x.	The Company has complied with these provisions during the reporting period.
xi.	There are no other externally imposed capital requirements.
xii.	Management effectively manages the Group’s capital by assessing the Group’s financial risks and adjusting its capital structure in response to changes in risks and in the market. These responses include the management of debt levels, distributions to shareholders and share issues.
xiii.	There have been no changes in the strategy adopted by management to control the capital of the Group since the prior year.

23.	Reserves

1.	Share based payments reserve

The share based payments reserve arose on the cumulative issue of 70,000 options and 415,000 performance shares to various officers of the Company.

Amounts are transferred out of the reserve and into issued capital when the options are exercised, or if lapsed, then transferred to retained earnings.

2.	Foreign currency translation reserve

The foreign currency translation reserve records exchange differences arising on translation of foreign controlled subsidiaries.

3.	Convertible Notes Reserve

The Convertible Notes reserve is used to record the equity component, less the cost of issue, of the convertible notes.

68

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

24.	Capital and Leasing Commitments

	2014	2013
	$	$
Operating Lease Commitments
- not later than 12 months	86,617	182,726
- between 12 months and 5 years	381,546	982,229
- greater than 5 years	988,321	2,073,547
	1,456,484	3,238,502

Mission Biofuels Sdn Bhd has entered into a lease of 2 lots totalling 24,000 sq metres of land at Kuantan Port, Malaysia for the 250,000 TPA plant. The term of the sub-lease is from 1st June 2007 to 31st December 2027. The rental value increases by 10%, commencing 1 January 2010, and subsequently every three years, starting 1 January 2010. Every 3 years, commencing 1st January 2013, the annual rental will be increased by 10%.

Capital Expenditure Commitments

	2014	2013
	$	$
Capital expenditure commitments contracted for: -
Acquisition and installation biodiesel plants[15]	1,829,666	2,614,181
	1,829,666	2,614,181

25.	Contingent Liabilities and Contingent Assets

A subsidiary of the company has received various claims for payments from the contractor liable to complete the construction of Missions 250,000 tpa refinery. The subsidiary company disputes these claims and has counter claimed on various matters. In addition the subsidiary company has submitted that all these matters should be heard as part of the arbitration proceedings. In addition to these claims both parties have agreed to move to arbitration to resolve this matter. These may result in an outflow or inflow of cash resources to the company however it is not possible to quantify this value. The same subsidiary of the company is also party to a claim from the technology provider of Missions 250,000 tpa refinery, however the subsidiary contends that this claim should a matter between the technology provider and the contractor liable to complete the construction of Missions 250,000 tpa refinery.

The Group is not aware of any other contingent liabilities or contingent assets as at 30 June 2014.

15This value is net of late delivery charges and other costs and counter claims the Group believes are eligible to offset against the completion payments of the second biodiesel plant.

69

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Segment Reporting

	Biodiesel	Corporate	Consolidated	Jatropha and	Refining	Consolidated
	Refining		(Continuing	Power	(Malaysia)	(Continuing
	(Continuing		Operations)	Generation	(Discontinued	and
	Operations)			(India)	Operations)	Discontinued
				(Discontinued		Operations)
				Operations)
	2014	2014	2014	2014	2014	2014
	$	$	$	$	$	$

Revenue

Revenue from external customers	-	-	-	140,021	-	140,021
Interest received	-	1,231	1,231	-	-	1,231
Other revenue	4,942	9,677,413	9,682,355	-	714,411	10,396,766
Total segment revenue	4,942	9,678,644	9,683,586	140,021	714,411	10,538,018
Changes in Inventory	-	-	-	-	-	-
Costs of materials	-	-	-	-	-	-
Employee benefits expense	(175,040)	(1,201,663)	(1,376,703)	-	(168,289)	(1,544,992)
Impairment	(255,410)	(107,822)	(363,232)	114,063	204,152	(45,017)
Depreciation and amortisation	-	(7,412)	(7,412)	-	-	(7,412)
Interest expense	-	(4,862,648)	(4,862,648)	(56,044)	-	(4,918,692)
Other expenses	(2,748,939)	(933,569)	(3,682,508)	(60,464)	(1,029,956)	(4,772,928)
Segment result before tax	(3,174,447)	2,565,530	(608,917)	137,576	(279,682)	(751,023)

70

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Profit/loss from ordinary activities before income tax			(608,917)	137,576	(279,682)	(751,023)

Income tax expense			-	-	(13,527)	(13,527)
Net profit before accumulated loss from discontinued operations			(608,917)	137,576	(293,209)	(764,550)

Net assets written off from discontinued operations			-	(268,865)	(60,702)	(329,567)
Net profit / (loss) for the year			(608,917)	(131,289)	(353,911)	(1,094,117)

Non-current Segment assets	633,056	3,368,600	4,001,656	155,441	78,608	4,235,705
Non-current Segment assets – Assets held for sale	-	-	-	1,858,171	-	1,858,171

Total Segment assets	677,845	3,371,421	4,049,266	2,015,009	78,608	6,142,883

Segment liabilities	56,772	15,343,714	15,400,486	1,746,144	17,907	17,164,537
Acquisitions of property, plant and equipment	35,780	4,231	40,011	-		40,011

71

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

	Biodiesel	Corporate	Consolidated	Jatropha and Power	Refining	Consolidated
	Refining		(Continuing	Generation	(Malaysia)	(Continuing
	(Continuing		Operations)	(India)	(Discontinued	and
	Operations)			(Discontinued	Operations	Discontinued
				Operations)		Operations)
	2013	2013	2013	2013	2013	2013
	$	$	$	$	$	$

Revenue
Revenue from external customers	159,055	-	159,055	361,096	-	520,151
Interest received	7,634	2,530	10,164	-	-	10,164
Other revenue	495,394	7,748,706	8,244,100	7,689	-	8,251,789
Total segment revenue	662,083	7,751,236	8,413,319	368,785	-	8,782,104
Changes in Inventory	(356,716)	-	(356,716)	-	-	(356,716)
Costs of materials	(10,966)	-	(10,966)	(87,391)	-	(98,357)
Employee benefits expense	(445,460)	(1,172,598)	(1,618,058)	(127,509)	-	(1,745,567)
Impairment	11,493,832	-	11,493,832	(403,463)	-	11,090,369
Depreciation and amortisation	(3,366)	(3,456)	(6,822)	(144,068)	-	(150,890)
Interest expense	(2,991)	(4,045,692)	(4,048,683)	(232,088)	-	(4,280,771)
Other expenses	(1,967,324)	(1,144,825)	(3,112,149)	(91,160)	-	(3,203,309)
Segment result before tax	9,369,092	1,384,665	10,753,757	(716,894)	-	10,036,863
Profit/loss from ordinary activities before income tax			10,753,757	(716,894)		10,036,863
					-
Income tax expense			20,020	-		20,020
					-	72
Net profit			10,773,777	(716,894)		10,056,883

72

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

	Biodiesel	Corporate	Consolidated	Jatropha and Power	Refining	Consolidated
	Refining		(Continuing	Generation	(Malaysia)	(Continuing
	(Continuing		Operations)	(India)	(Discontinued	and
	Operations)			(Discontinued	Operations	Discontinued
				Operations)		Operations)

Non-current Segment assets	38,860	6,002	44,862	-		44,862
Non-current Segment assets – Assets held for sale	12,573,901	-	12,573,901	1,999,722	-	14,573,623
Total Segment assets	13,741,623	4,272,965	18,014,588	2,091,994	-	20,106,582
Segment liabilities	1,591,277	29,187,117	30,778,394	1,832,108	-	32,610,502
Acquisitions of property, plant and equipment	17,282	4,552	21,834	-		21,834

73

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Segment reporting accounting Policies

The Managing Director/Group Chief Executive Officer is the Chief operating decision maker. The reportable segments presented are in line with the segmental information reported during the financial year to the Group Chief Executive Officer.

Segment revenues and expenses are those directly attributable to the segments and include any joint revenue and expenses where a reasonable basis of allocation exists. Segment assets include all assets used by a segment and consist principally of cash, receivables, inventories, intangibles and property, plant and equipment, net of allowances and accumulated depreciation and amortisation. While most such assets can be directly attributed to individual segments, the carrying amount of certain assets used jointly by two or more segments is allocated to the segments on a reasonable basis. Segment liabilities consist principally of payables, employee benefits, accrued expenses and borrowings. Segment assets and liabilities do not include deferred income taxes.

Segments exclude discontinued operations.

Intersegment Transfers

Segment revenues, expenses and results exclude transfers between segments.

Business and Geographical Segments

The Group had three key business segments. The Group’s business segments are located in Malaysia, Indonesia, and Mauritius (the Mauritian entity acts as a holding company for Mission Biofuels India Pvt Limited, and as such no operational activities occur in Mauritius) with the Group’s head office located in Australia. The Biodiesel Refinery segment is located in Malaysia and the downstream palm oil project is located in Indonesia. The Jatropha business segment is located in India along with the Power generation segment and has been deconsolidated with effect 1 October 2013 (See note 32) along with a portion of the refining activities when this Malaysian subsidiary was placed into voluntary creditors liquidation.

74

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

27.	Cash Flow Information

Reconciliation of Cash Flow from Operations	2014	2013
with Profit (loss) after Income Tax	$	$
Profit / (Loss) after income tax before non- controlling interests	(608,917)	10,773,777
Non cash flows in profit / (loss)
Depreciation of plant and equipment – continued operations	7,412	6,822
Interest accrued	761,514	136,785
Gain on the settlement/restructure of Convertible Note	(9,671,893)	(7,748,485)
Amortisation of Equity portion of Convertible Note	3,199,884	3,394,324
Provision for employee benefits	13,555	31,429
(Impairment reversal)/Impairment of assets	29,336	(12,174,134)
Impairment of inventories	-	680,302
Impairment of receivables and loans	333,896	-
Net cash provided by / (used in) operating activities before change in assets and liabilities	(5,935,213)	(4,899,180)

Change in assets and liabilities
(Increase) decrease in receivables	-	616,608
(Increase) decrease in inventories	-	356,716
(Increase) decrease in other assets	136,959	(48,926)
(Increase) decrease in deferred tax and current tax	(11)	24,753
Increase (decrease) in creditors and accruals	22,491	(936,036)
Foreign Currency Adjustments	2,398,277	1,277,552
	(3,377,497)	(3,608,513)
Cash generated/(used) by non-controlling interests	432,037	(106,180)
Cash (used in) operations	(2,945,460)	(3,714,693)

Cash flows from discontinued operations (being the Windmill segment) are a net operating cash loss of $0.005 million for the period ended 30 June 2014 ($0.1 million loss for 30 June 2013).

There was no non-cash investing activities during the reported periods.

75

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Credit Standby Facilities with Banks and Funding Sources

	2014	2013
	$	$
Loan facilities	5,297,171	7,138,582
Amount utilised	-	(3,093,097)
	5,297,171	4,045,485

Facilities at June 2014 relate financing for the funding of working capital.

28.	Related Parties

	2014	2013
	$	$
There were no transactions with related parties during the period other than with subsidiaries which were 100% wholly owned.	-	-

29.	Financial Instruments

Financial Risk Management

The Group has a financial risk management policy in place and the financial risks are overseen by the Board. The Group’s financial instruments consist mainly of deposits with banks, secured loans, convertible notes, other financial assets, accounts receivable, accounts payable, and loans to and from subsidiaries.

The principal risks the Group is exposed to through its financial instruments are interest rate risk, foreign currency risk, liquidity risk and credit risk.

The Group does not have any financial assets carried at fair value therefore no further disclosure in relation to the fair value hierarchy is presented. In addition the group does not have any financial instruments that are subject to recurring or non-recurring fair value measurements.

76

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Fair value of financial instruments

	Carrying		Level 1	Level 2	Level 3
	amount	Fair Value
	$	$
Financial assets
Cash and cash equivalents	451,953	451,953	-	-	-
Receivables (Current)	3,549,702	3,549,702	-	-	-
Financial liabilities

Trade and other payables	125,765	125,765	-	-	-
Current loans	-	-	-	-	-
Non-current loans	15,124,986	15,372,741	-	15,372,741

The fair value measurements are shown by level of the following fair value measurement hierarchy:

•	Level 1 - quoted prices (unadjusted) in active markets for identical as-sets or liabilities

•	Level 2 - inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly, and

•	Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The non-current liabilities above are the Groups convertible notes, which are deemed a Level 2 financial instrument. As there is no active market for these convertible notes, this financial instrument is valued using observable market data and therefore is categorised as a Level 2 financial instrument.

The fair value of cash and cash equivalents, other financial assets, receivables, trade and other payables and current loans are short-term instruments in nature whose carrying value is equivalent to fair value.

Non-current loans are carried at amortised cost, with the fair value being determined using a discounted cash flow model incorporating current commercial borrowing rates.

Interest rate risk

Interest rate risk is managed with a mixture of fixed and floating rate deposits, fixed rate convertible note debt and floating rate debt. For further details on interest rate risk refer to the table below under liquidity risk. The Group’s main interest rate risk, being cash flow interest rate risk, arises from the windmill loan.

77

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Group sensitivity

At 30 June 2014, if interest rates had changed by -/+ 25 basis points, with all other variables held constant, the following financial impacts would have been recorded by the Group;

-	Effect on post tax profit – A$ 31,729 lower/higher (2013: A$ Nil lower/higher)
-	Equity would have been – A$ 31,729 lower/higher (2013: A$ Nil lower/higher)

Foreign currency risk

The Group operates internationally through a number of subsidiaries and is thus exposed to fluctuations in foreign currencies, arising from the foreign currencies held in its bank accounts, the sale of goods in currencies other than the Group’s measurement currency, and the translation of results from investments in foreign operations. The foreign exchange exposures are primarily to the Indian Rupee, Malaysian Ringgit and the US dollar.

Foreign exchange risks arising from the sale of products are hedged using forward exchange contracts.

Foreign currency risks arising from commitments in foreign currencies are managed by holding cash in that currency. Foreign currency translation risk is not hedged, with translation differences being reflected in the foreign currency translation reserve.

Group sensitivity

At 30 June 2014, if foreign currencies had changed by -/+ 10%, with all other variables held constant, the following financial impacts would have been recorded by the Group;

Effect on cash and cash equivalent – A$ 38,104 lower/ A$ 46,571 higher (2013: A$ 126,339 lower/ A$154,415 higher)

Profit and Loss would have been – A$ 38,104lower/ A$ 46,571 higher (2013: A$126,339 lower/ A$154,415)

Hedging of Foreign Currency Risk

At financial report date the Group had no forward exchange contracts in place.

Credit risk

Malaysian operations

Credit risk for receivables at 30 June 2014 in the refining operations stemmed from receivables from the 250,000 tpa refinery EPCC contractor for costs incurred on their behalf now recoverable as part of the arbitration proceedings.

Indonesian operations

The group carries a receivable relating to an investment into an Indonesian palm oil joint venture. This receivable is the minimum amount due to the Group under the joint venture agreement which is with a large state owned entity, and hence the credit risk is deemed low.

78

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Second Biodiesel Plant Guarantee

The parent entity had provided a corporate guarantee to the contractor of the second Biodiesel plant that the subsidiary will re-instate the letter of credit originally placed at construction commencement. The original term of the letter of credit has since expired and therefore so has the guarantee.

The following table sets out the credit quality of financial assets:

	2014	2013
	$	$
Cash and Cash Equivalents
Counterparties with external credit rating (Standard and Poors)
A-1+	451,953	1,381,582
A-1	-	-
A-2	-	38,035
	451,953	1,419,617

Receivables
Counterparties without external credit rating
Group 1	3,549,653	3,833,373
Group 2	-	-

Group 1 receivables relate receivables under arbitration, the timing and recoverability being dependant on the outcome of the arbitration proceedings.

Group 2 receivables relate to existing customers (more than 6 months) with no defaults in the past.

Commodity Risk

As there was no inventory held as at 30 Jun 2014, the Group has no exposure to market prices of input costs into the production of biodiesel.

79

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Liquidity risk

			Weighted Average
			Interest Rate
	2014	2013	2014	2013
	$	$	%	%
Financial Assets:
Cash and cash equivalents	451,953	1,419,617	2.35%	0.1%
Other financial assets	-	11,686	-	-
Loans and Receivables	3,549,653	3,833,373	-	-
	4,001,606	5,264,676

Financial Liabilities summarised by contractual maturity:
Current debt
Floating Interest Rate – less than 6 months	-	838,178	-	16.5%
Floating Interest Rate - 6 to 12 months	-	838,178	-	16.5%
Fixed Interest Rate – 6 to 12 months	-	27,404,273	-	-
Non Interest Bearing	-	-	-	-
Total Current Debt	-	29,080,629

Non-current debt

Floating Interest Rate (1 to 3 Years)	-	-
Floating Interest Rate (4 to 5 Years)	-	-
Fixed Interest Rate (1 to 3 Years)	15,124,986	1,558,058	6.0%	20.0%
Fixed Interest Rate (4 to 5 Years)	-	-

Total Non-Current Debt	15,124,986	1,558,058

The Group manages liquidity risk by monitoring forecast cash flows and ensuring that adequate cash is maintained.

80

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

30.	Parent entity information

Information relating to Mission NewEnergy Limited:	2014 $	2013 $
Current assets	3,362,796	16,832,209
Total assets	3,365,617	16,838,210
Current liabilities	(218,728)	(27,629,060)
Total liabilities	(15,124,987)	(29,187,118)
Net asset (deficit)/surplus	(11,978,098)	(12,348,908)
Issued capital	110,418,635	110,310,635
Opening Retained loss	(136,047,883)	(151,984,584)
Share based payments reserve	4,907,496	4,907,496
Convertible notes reserve	11,690,242	8,480,845
Total shareholders’ equity	(11,978,098)	(12,348,908)
Profit / (Loss) of the parent entity	1,193,978	14,948,318
Total comprehensive income of the parent entity	1,193,978	14,948,318

Details of any contingent liabilities of the parent entity	-	-
Details of any contractual commitments by the parent entity for the acquisition of property, plant or equipment.	-	-

The parent entity had provided a corporate guarantee to the contractor of the second Biodiesel plant that the subsidiary will re-instate the letter of credit originally placed at construction commencement. The original term of the letter of credit has since expired and therefore so has the guarantee.

The Parent entity is not aware of any other contingent liabilities or contingent assets as at 30 June 2014.

81

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

31.	Events occurring after the reporting period

Other than the matters mentioned below, there have been no significant subsequent events up until the date of signing this Financial Report.

On 3 July 2014 KNM Process Systems Sdn Bhd has applied to the courts in Australia to have Mission re-instate a corporate guarantee to the contractor of the second Biodiesel plant originally placed at construction commencement. Mission has rejected this claim and instructed its solicitors to pursue all available legal avenues to protect Mission’s interest and rights.

On 21 July 2014, the Company announced that the Indonesian Arbitration tribunal rejected the claim for compensation of approximately US$85m, in a 2-1 majority decision, awarding Mission’s subsidiary, Oleovest Pte Ltd, with US$3,360,000.

On 1 September 2014, the Company announced it had entered into a Joint Venture contract where the Groups 250,000 tpa refinery will be sold to the joint venture company. The Group will retain a 20% shareholding of the new joint venture company. All conditions precedent to the transaction are expected to be completed by the fourth quarter of 2014.

32.	Non-current assets held for sale and discontinued operations

As at the date of this report a working capital loan for Mission Biofuels India PL (MBIPL) (the company operating the power and jatropha segment) is in default. The shares of MBIPL are held as security for the loan by the lender. As a result of the loan default, the Indian operations have been deconsolidated from the Group financial statements with effect from 1 October 2013 due to an effective change in control at that date.

In February 2014 Mission Biotechnologies Sdn Bhd went into a process of winding up and appointed a liquidator for this purpose. Creditors of the company ratified that the said company be wound up vide Creditors Voluntary Winding up.

The revenue, expenditure and carrying amount of the assets and liabilities in this disposal group are summarised as follows:

82

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

Discontinued operations	2014	2013
	$	$

Revenue	854,432	368,785

Cost of materials	-	(87,391)

Depreciation	-	(144,068)

Impairment – non-current assets	-	(350,299)

Net Impairment – current assets	318,214	(53,164)

Other expenses	(1,258,709)	(218,669)

Finance Costs	(56,044)	(232,088)

Income tax expense	(13,527)	-

Net assets written off on deconsolidation	(329,566)	-

Net loss from discontinued operations attributable to members of the parent	(485,200)	(716,894)

Non-current assets classified as held for sale

Property, Plant and Equipment – power generation assets	-	1,565,534

Property, Plant and Equipment – jatropha assets	-	434,188

Property, Plant and Equipment – refining assets	-	12,573,901

	-	14,573,623

Liabilities classified as held for sale

Financial liabilities – power generation and jatropha segment	-	1,676,355

Other liabilities – power generation and jatropha segment	-	155,753

	-	1,832,108

The assets in this disposal group were deconsolidated during the current financial period.

83

Mission New Energy Limited and Controlled Entities

(ABN 63 117 065 719)

33.	–Company Details

The registered office of the company is: Mission NewEnergy Limited, Unit B2, 431 Roberts Road, Subiaco, WA 6008, Australia.

The principal places of business are:

Australia	Mission NewEnergy Limited
Head Office
Unit B9, 431 Roberts Rd, Subiaco,
Western Australia, 6008, Australia.

Malaysia	Mission Biofuels Sdn Bhd
Unit 621, Block A, Kelana centre
point, No. 3, Jalan ss7/ 19,
Kelanajaya, 47301 Petaling Jaya,
Selangor

Mauritius	Mission Agro Energy Limited
9th Floor Ebene Tower
52 Cybercity
Ebene
Republic of Mauritius

84

Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Directors Declaration

Mission NewEnergy Limited and Controlled Entities
(ABN 63 117 065 719)

1.	In the opinion of the Directors of Mission NewEnergy Limited (the company):

a.	The consolidated financial statements and notes are in accordance with the Corporations Act 2001, including:

i	giving a true and fair view of the financial position of the Group as at 30 June 2014:

ii	and of it’s performance, for the financial year ended on that date, and

iii	complying with Australian Accounting Standards (including Australian Accounting Interpretations) and the Corporations Regulations 2001; and

iv	The financial report also complies with International Financial Reporting Standards and other mandatory professional reporting requirements as disclosed in note 2.

b.	there are reasonable grounds to believe that Mission NewEnergy Ltd will be able to pay its debts as and when they become due and payable

2	The Directors have been given the declarations required by section 295A of the Corporations Act 2001 from the Group Chief Executive Officer and Chief Finance Officer for the financial year ended 30 June 2014.

This declaration is made in accordance with a resolution of the Board of Directors.

Nathan Mahalingam
Group Chief Executive Officer

Dated: 2 September 2014

85

Tel: +61 8 6382 4600 Fax: +61 8 6382 4601 www.bdo.com.au	38 Station Street Subiaco, WA 6008 PO Box 700 West Perth WA 6872 Australia

INDEPENDENT AUDITOR’S REPORT

To the members of Mission NewEnergy Limited

Report on the Financial Report

We have audited the accompanying financial report of Mission NewEnergy Limited, which comprises the consolidated statement of financial position as at 30 June 2014, the consolidated statement of profit or loss, The consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows for the year then ended, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration of the consolidated entity comprising the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ Responsibility for the Financial Report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that gives a true and fair view and is free from material misstatement, whether due to fraud or error. In Note 2, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

Auditor’s Responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance about whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation of the financial report that gives a true and fair view in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001, which has been given to the directors of Mission NewEnergy Limited, would be in the same terms if given to the directors as at the time of this auditor’s report.

BDO Audit (WA) Pty Ltd ABN 79 112 284 787 is a member of a national association of independent entities which are all members of BDO (Australia) Ltd ABN 77 050 110 275, an Australian company limited by guarantee. BDO Audit (WA) Pty Ltd and BDO (Australia) Ltd are members of BDO International Ltd, a UK company limited by guarantee, and form part of the international BDO network of independent member firms. Liability limited by a scheme approved under Professional Standards Legislation (other than for the acts or omissions of financial services licensees) in each State or Territory other than Tasmania.

86

Opinion

In our opinion:

(a)	the financial report of Mission NewEnergy Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the consolidated entity’s financial position as at 30 June 2014 and of its performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards and the Corporations Regulations 2001; and

(b)	the financial report also complies with International Financial Reporting Standards as disclosed in Note 2.

Emphasis of matter

Without modifying our opinion, we draw attention to Note 2 in the financial report, which indicates that the group is currently in a Net Asset Deficiency position of $11,351,221 with net operating cash outflow for the year of $2,945,460 and the ability of the group to continue as a going concern is dependant upon raising further cash through sale of assets and recovery of receivables, issuing equity and generating positive cashflows from operations. These conditions, along with other matters as set out in Note 2, indicate the existence of a material uncertainty that may cast significant doubt about the consolidated entity’s ability to continue as a going concern and therefore, the consolidated entity may be unable to realise its assets and discharge its liabilities in the normal course of business.

Report on the Remuneration Report

We have audited the Remuneration Report included in the directors’ report for the year ended 30 June 2014. The directors of the company are responsible for the preparation and presentation of the Remuneration Report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the Remuneration Report, based on our audit conducted in accordance with Australian Auditing Standards.

Opinion

In our opinion, the Remuneration Report of Mission NewEnergy Limited for the year ended 30 June 2014 complies with section 300A of the Corporations Act 2001.

BDO Audit (WA) Pty Ltd

Brad McVeigh

Director

Perth, 2 September 2014

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Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Corporate Governance Report

The Board of Directors of Mission NewEnergy Limited (Mission) is responsible for the corporate governance of the Company. The Board guides and monitors the business and affairs of the Company on behalf of the shareholders by whom they are elected and to whom they are accountable.

In accordance with the Australian Securities Exchange (ASX) Corporate Governance Council’s (“CGC”) “Principles of Good Corporate Governance and Best Practice Recommendations” the Corporate Governance Statement must contain certain specific information and must disclose the extent to which the Company has followed the guidelines during the period. Where a recommendation has not been followed, that fact must be disclosed together with the reasons for the departure.

The Company’s corporate governance practices were in place throughout the year and are compliant, unless otherwise stated, with the ASX Corporate Governance Council’s principles and recommendations, which are noted below.

Principle 1.	Lay solid foundations for management and oversight

Principle 2.	Structure the Board to add value

Principle 3.	Promote ethical and responsible decision making

Principle 4.	Safeguard integrity in financial reporting

Principle 5.	Make timely and balanced disclosure

Principle 6.	Respect the rights of shareholders

Principle 7.	Recognise and manage risk

Principle 8.	Remunerate fairly and responsibly

The Board has developed policies and practices consistent with the ASX Recommendations, with such adjustments as the Board believes are appropriate for the particular circumstances of the Company. Consistent with these policies, a summary of the corporate governance policies and practices adopted by Mission is set out below.

Role of the Board of Directors

The Board of Mission is responsible for setting the Company’s strategic direction and providing effective governance over Mission’s affairs in conjunction with the overall supervision of the Company’s business with the view of maximising shareholder value. The Board's key responsibilities are to:

-	chart the direction, strategies and financial objectives for Mission and monitor the implementation of those policies, strategies and financial objectives;

-	keep updated about the Group’s business and financial status;

-	provide oversight and monitor compliance with regulatory requirements, ethical standards, risk management, internal compliance and control, code of conduct, legal compliance and external commitments;

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Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

-	appoint, evaluate the performance of, determine the remuneration of, plan for the succession of and, where appropriate, remove the Group Chief Executive Officer, the Company Secretary and the Chief Financial Officer;

-	exercise due care and diligence and sound business judgment in the performance of those functions and responsibilities;

-	ensure that the Board continues to have the mix of skills and experience necessary to conduct Mission's activities, and that appropriate directors are selected and appointed as required, and

-	The Group has a formal process to educate new directors about the nature of the business, current issues, the corporate strategy, the culture and values of the Group, and the expectations of the Group concerning performance of the directors. In addition directors are also educated regarding meeting arrangements and director interaction with each other, senior executives and other stakeholders. Directors also have the opportunity to visit Group facilities and meet with management to gain a better understanding of business operations. Directors are given access to continuing education opportunities to update and enhance their skill and knowledge.

The Board has adopted a Board Charter, which sets out in more detail the responsibilities of the Board. The Board Charter sets out the division of responsibility between the Board and management to assist those affected by decisions to better understand the respective accountabilities and contribution to Board and management.

In accordance with Mission's Constitution, the Board delegates responsibility for the day–to–day management of Mission to the Group Chief Executive Officer (subject to any limits of such delegated authority as determined by the Board from time to time). Management as a whole is charged with reporting to the Board on the performance of the Company.

Board structure and composition

During the financial year ended June 2014, the Board was comprised of 7 directors, of which five were independent non–executive Directors. Details of each director’s skills, expertise and background are contained within the directors’ report included with the company’s annual financial statements. The Board considers the mix of skills and the diversity of Board members when assessing the composition of the Board. The Board assesses existing and the potential Director’s skill to ensure they have appropriate industry expertise in the Group’s operating segments.

Independence, in this context, is defined to mean a non–executive Director who is free from any interest and any business or other relationship that could, or could reasonably be perceived to, materially interfere with the Directors’ ability to act in the best interests of Mission. The definition of independence in ASX Recommendation 2.1 is taken into account for this purpose.

On 1 July 2014, two non-executive Directors retired as part of the ongoing restructure of the group and an Executive Director was appointed.

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Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

A Director cannot hold the position of both Chairman and Group Chief Executive Officer.

Mission's non–executive Directors may not hold office for a continuous period in excess of three years or past the third annual general meeting following their appointment, whichever is longer, without submitting for re–election. Directors are elected or re–elected, as the case may be, by shareholders in a general meeting. Directors may offer themselves for re–election. A Director appointed by the Directors (e.g., to fill a casual vacancy) will hold office only until the conclusion of the next annual general meeting of Mission but is eligible for re–election at that meeting.

Under Mission's Constitution, voting requires a simple majority of the Board. The Chairman does not hold a casting vote.

Board Diversity

The Board has a formal diversity policy which states that Mission NewEnergy Limited is committed to embedding a corporate culture that embraces diversity through;

-	Recruitment on the basis of competence and performance and selection of candidates from a diverse pool of qualified candidates,
-	Maintaining selection criteria that does not indirectly disadvantage people from certain groups,
-	Provide equal employment opportunities through performance and flexible working practices,
-	Maintain a safe working environment and supportive culture by taking action against inappropriate workplace and business behaviour that is deemed as unlawful (discrimination, harassment, bullying, vilification and victimisation),
-	Promote diversity across all levels of the business,
-	Undertake diversity initiatives and measuring their success,
-	Regularly surveying our work climate,
-	The Board of Directors establishing measurable objectives in achieving gender diversity.

Since the Company’s incorporation, given its cross-jurisdictional operations in Australia, Malaysia and India, a diversity practice is naturally in place. All members of the Board are male. The Board continues to review the gender diversity goals of the Group, but given the current Group wide restructure and dramatic reduction in operations, no changes are currently deemed appropriate.

Board and management effectiveness

Responsibility for the overall direction and management of Mission, its corporate governance and the internal workings of Mission rests with the Board, notwithstanding the delegation of certain functions to the Group Chief Executive Officer and management generally (such delegation effected at all times in accordance with Mission’s Constitution and its corporate governance policies). The Board has access, at the company’s expense, to take independent professional advice after consultation with the Chairman.

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Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

An evaluation procedure in relation to the Board, individual Directors and Company executives was completed during the year. The evaluation of the Board as a whole was facilitated through the use of a questionnaire required to be completed by each Board Member, the results of which were summarised, discussed with the Chairman of the Board and tabled for discussion at a Board Meeting. Similarly each individual Director was required to self assess his performance and discuss the results with the Chairman. Individual Directors’ performance is evaluated by reference to the Director’s contribution to monitoring and assessing management performance in achieving strategies and budgets approved by the Board (among other things).

A similar process for review of committees was undertaken during the 2013/14 financial year.

To ensure management, as well as Board effectiveness, the Remuneration and Nomination Committee has direct responsibility for evaluating the performance of the Group Chief Executive Officer and other executives.

Internal control, risk management and financial reporting

The Board has overall responsibility for Mission's systems of internal control. These systems are designed to ensure effective and efficient operations, including financial reporting and compliance with laws and regulations, with a view to managing the risk of failure to achieve business objectives. It must be recognised, however, that internal control systems can provide only reasonable and not absolute assurance against the risk of material loss.

The Board reviews the effectiveness of the internal control systems and risk management on an ongoing basis, and monitors risk through the Audit and Risk Management Committee (see the Audit and Risk Management Committee). The Board regularly receives information about the financial position and performance of Mission. For annual and half-yearly accounts released publicly, the Group Chief Executive Officer and the Chief Financial Officer sign-off to the Board:

•	the accuracy of the accounts and that they represent a true and fair view, in all material respects, of Missions financial condition and operational results, and have been prepared in accordance with applicable accounting standards; and

•	that the representations are based on a system of risk management and internal compliance and control relating to financial reporting which implements the policies adopted by the Board, and that those systems are operating efficiently and effectively in all material respects.

In addition, management has reported to the Board on the effectiveness of the Company’s management of its material business risks.

Internal audit

The Audit and Risk Committee reviews all audit items raised and provides guidance where appropriate or required. Due to the current size and nature of operations within the Group, no internal audit function currently exists.

The companies risk management policy is included in the Corporate Governance section of the Company’s website.

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Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Committee’s of the Board of Directors

The Board has established two permanent Board committees to assist the Board in the performance of its functions:

•	the Audit and Risk Management Committee; and

•	the Remuneration and Nomination Committee.

Each committee has a charter, which sets out the Committee's purpose and responsibilities. The Committees are described further below.

The names of the members of the two committees are set out in the Directors’ report contained within the Company’s annual financial statements.

Audit and Risk Management Committee

The purpose of the Audit and Risk Management Committee is to provide assistance to the Board in its review of:

•	Mission's financial reporting, internal control structure and risk management systems’;

•	the internal and external audit functions; and

•	Mission's compliance with legal and regulatory requirements in relation to the above.

The Audit and Risk Management Committee has specific responsibilities in relation to Missions' financial reporting process; the assessment of accounting, financial and internal controls; the appointment of the external auditor; the assessment of the external audit; the independence of the external auditor; and setting the scope of the external audit.

During the financial year the Audit and Risk Management Committee comprised five independent non–executive Directors that have diverse and complementary backgrounds. The Chairman of the Audit and Risk Management Committee must be an independent non–executive Director.

Remuneration and Nomination Committee

The purpose of the Remuneration and Nomination Committee is to discharge the Board's responsibilities relating to the nomination and selection of Directors and the compensation of the Company's executives and Directors.

The key responsibilities of the Remuneration and Nomination Committee are to:

•	ensure the establishment and maintenance of a formal and transparent procedure for the selection and appointment of new Directors to the Board; and

•	establish transparent and coherent remuneration policies and practices, which will enable Mission to attract, retain and motivate executives and Directors who will create value for shareholders and to fairly and responsibly reward executives.

During the financial year the Remuneration and Nomination Committee comprised five independent non–executive Directors. The Chairman of the Remuneration and Nomination Committee must be an independent non–executive Director.

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Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

The remuneration policy which sets out the terms and conditions for the Managing Director/Group Chief Executive Officer and other senior executives is set out in the Remuneration Report included in the Directors’ Report contained within the Company’s annual report.

Timely and balanced disclosure

Mission is committed to promoting investor confidence and ensuring that shareholders and the market have equal access to information and are provided with timely and balanced disclosure of all material matters concerning the Company. Additionally, Mission recognises its continuous disclosure obligations under the ASX Listing Rules and the Corporations Act. To assist with these matters, the Board has adopted a Continuous Disclosure and Shareholder Communication Policy.

The Continuous Disclosure and Shareholder Communication Policy allocates roles to the Board and management in respect of identifying material information and coordinating disclosure of that information where required by the ASX Listing Rules.

The Policy also identifies authorised company spokespersons and the processes Mission has adopted to communicate effectively with its shareholders. In addition to periodic reporting, Mission will ensure that all relevant information concerning the Company is placed on its website.

Ethical and responsible decision–making

Code of Conduct

The Board has created a framework for managing the Company including internal controls, business risk management processes and appropriate ethical standards.

The Board has adopted practices for maintaining confidence in the Company's integrity including promoting integrity, trust, fairness and honesty in the way employees and Directors’ conduct themselves and Mission’s business, avoiding conflicts of interest and not misusing company resources. A formal Code of Conduct has been adopted for all employees and Directors of Mission.

Securities Trading Policy

A Securities Trading Policy has been adopted by the Board to set a standard of conduct, which demonstrates Mission's commitment to ensuring awareness of the insider trading laws, and that employees and Directors’ comply with those laws. The Securities Trading Policy imposes additional share trading restrictions on Directors, the Company Secretary, executives and employees involved in monthly financial accounting processes ("specified persons").

Under the Securities Trading Policy, specified persons are only permitted to buy and sell securities if they do not possess non–public price sensitive information and trading occurs outside of specified restricted periods. These periods are the periods commencing on the first day of the month before the end of the half–year or full year period and ending on the next business day after the announcement of the results for that period. In addition, before a specified person can deal in Mission's securities they must obtain clearance from the appropriate officer, confirming that there is no reason why they cannot trade.

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Mission NewEnergy Limited and Controlled Entities

(ABN 63 117 065 719)

Other Information

Mission NewEnergy Limited is included on its website (www.missionnewenergy.com) full details of its corporate governance regime.

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